                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  THE RESORT AT SUMMERLIN, LIMITED PARTNERSHIP
             (Exact name of registrant as specified in its charter)

                 Nevada                                 86-0857506
                 ------                                 ----------
     (State or other jurisdiction of     (I.R.S. Employer Identification No.)
     incorporation or organization)

         1160 Town Center Drive
         ----------------------
                Suite 200
                ---------
            Las Vegas, Nevada                             89134
            -----------------                             -----
 (Address of Principal Executive Office)                (Zip Code)


                            (702) 869-7000
                            --------------
         (Registrant's telephone number, including area code)

 Securities to be registered pursuant to Section 12(b) of the Act:  None

   Securities to be registered pursuant to Section 12(g) of the Act:

                            Title of Class:
                            ---------------

                     Limited Partnership Interests


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ITEM 1.  BUSINESS.

GENERAL

      The Resort at Summerlin, Limited Partnership (the "Partnership") is currently constructing and intends to own and operate the Resort at Summerlin, a Mediterranean-style luxury hotel, casino and spa complex (the "Resort Casino"), in Las Vegas, Nevada. The Resort Casino is located approximately nine miles from the Las Vegas Strip (the "Strip") and approximately a 20 minute drive from McCarran International Airport. The 54.5-acre Resort Casino site (the "Site") is located at the gateway to Summerlin, a three-time award-winning, 22,500-acre land development of Howard Hughes Properties, Limited Partnership ("HHP"). The Partnership intends to equip the Resort Casino with two five-star hotels with a total of 461 rooms and 80 suites, a 50,000 square foot gaming facility, a 40,000 square foot state-of-the-art spa and fitness facility, up to eight restaurants of varied cuisine and an indoor/outdoor buffet, a 60,000 square foot lifestyle complex, and a 50,000 square foot conference and banquet center. The Partnership believes that, when completed, the Resort Casino will represent one of a few five-star resorts with gaming in the United States and a premier "off-Strip" casino in Las Vegas. Construction of the Resort Casino began in January 1998 with an opening to the general public scheduled for the second quarter of 1999.

      The Partnership was formed as a limited partnership in Nevada in August 1996. Its general partner is The Resort at Summerlin, Inc. ("RAS"), a Nevada corporation formed in August 1996. The executive offices of the Partnership are located at 1160 Town Center Drive, Suite 200, Las Vegas, Nevada 89134 and its telephone number is (702) 869-7000.

BUSINESS AND MARKETING STRATEGY

      The Partnership's business and the goal of its marketing strategy are to
(i) create the Resort Casino as a premier off-Strip location with geographic exclusivity, (ii) deliver superior and market-unique resort amenities within the local off-Strip market, (iii) target middle- to upper-income customers, (iv) capitalize on its marquee hotel flag and extensive travel network relationship,
(v) carefully manage construction costs and risks with a proven design and build team, and (vi) leverage management's track record and continuity.

      - CREATE A PREMIER OFF-STRIP LOCATION WITH GEOGRAPHIC EXCLUSIVITY. The Partnership believes that, at the time of its completion, the Resort Casino will be the only luxury gaming destination of its kind in the United States with nine golf courses within a five minute drive. The Resort Casino will be situated at the gateway to Summerlin, and the area within a 5-mile radius of the Site is projected by the University of Nevada Reno - Bureau of Business and Economic Research ("BBER") to have a 1999 population base of 235,000 residents. The Site is readily accessible from most major points in the city including downtown Las Vegas (approximately eight miles), the Strip (approximately nine miles) and McCarran International Airport (approximately 15 miles). Accessibility will be further enhanced by the planned connection of the Las Vegas beltway to Summerlin Parkway in 2000.

      The Tournament Players Club ("TPC") at the Canyons golf course ("TPC Canyons") is adjacent to the Site. Immediately to the south and east of the Site is the Angel Park Golf Club which includes two regulation 18-hole courses and an executive, 12-hole par three course. An additional five 18-hole public and private golf courses and one 27-hole public golf course are within a five minute drive of the Site. The Resort Casino will offer panoramic views of the adjoining golf courses as well as of Las Vegas and the Strip to the east and the Red Rock Canyon National Park to the west.

      The Partnership has obtained rights of first offer from HHP (the "Rights of First Offer") to develop an additional four designated gaming sites in Summerlin which rights may be assigned to certain affiliates in certain circumstances. Additionally, Nevada Senate Bill #208, enacted in July 1997, from which the Resort Casino and the additional four gaming sites subject to the Rights of First Offer are exempt,


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      limits the development of casinos near residential neighborhoods, churches and schools, restricting entry by competitors into the market.

      - DELIVER SUPERIOR RESORT AMENITIES. The Resort Casino is designed along the lines of a Scottsdale- or Palm Springs-type facility with Mediterranean-style architecture, intimate ambiance and strong focus on service intended to create a lifestyle experience for its guests and offer visitors a haven from the pressures of daily life. The Partnership believes that this atmosphere generally is unavailable in Las Vegas or other gaming locales in the United States. The Resort Casino's two hotels will feature 461 standard rooms and 80 suites. The Partnership believes that, at approximately 564 square feet, the Resort Casino's standard guest room will be among the most spacious in Las Vegas. The circular design casino will be situated at the hub of the Resort Casino and will feature 50,000 square feet of gaming space, including 1,270 slot machines, 40 table games, a sports and race betting club and two salons prives for higher stake slots and table games. For golfers, the Resort Casino will be able to reserve up to 50.0%, and may in the future contract for the right to reserve up to 75.0%, of the tee times at TPC Canyons and will benefit from an additional 165 holes of golf within a five minute drive. The Resort Casino also will include a 40,000 square foot upscale spa and fitness facility with state-of-the-art equipment designed to the same standards as the award-winning Grand Wailea, Hawaii and Golden Door, California spa resorts. Guests will have various indoor and outdoor dining options including up to eight restaurants of varied cuisine and a large, roof-deck buffet. The Resort Casino also will include a technologically advanced, flexible design business meeting center to cater to executive retreats and conferences. The Lifestyle Complex, which is designed to facilitate indoor and outdoor activity and highlighted by terraces, fountains and pools, will link all the components in the Resort Casino. The Lifestyle Complex will include gourmet food and wine shops, a cigar shop, a beauty salon and other boutique outlets selected to encourage frequent visits by local residents.

      - TARGET MIDDLE- TO UPPER-INCOME CUSTOMER SEGMENTS. The Resort Casino will be specifically tailored to cater to the affluent, higher-end customer. The Partnership believes that the Resort Casino's hotels and recreational amenities will appeal to customers from the following principal long-term markets:

      The Captive Summerlin Market. The population within a five-mile radius of the Site, which encompasses Summerlin and other residential neighborhoods in metropolitan Las Vegas, is estimated by BBER to be approximately 223,000 in 1998 and projected by BBER to grow to 235,000 by mid-1999. According to the Nevada State Demographers Office, the population of Clark County has grown approximately 48.8% since 1990, and the population within a five-mile radius of the Site is projected by BBER to continue growing at approximately 5.0% per year. The median household income of approximately $47,500 for residents in this target market is approximately 21.8% above the Las Vegas median household income of approximately $39,000 and approximately 30.3% above the United States national average according to BBER. The Partnership's goal is to position the Resort Casino as the Summerlin residents' "country club."

      Middle- to Upper-Income Local Market. The Partnership believes this segment is characterized by a highly profitable, repeat clientele that has long been under-served by "local" casinos, and expects the Resort Casino will appeal strongly to the affluent local population, including the estimated 72.0% of adult Las Vegas residents who game an average of 51.31 times a year and spend an average of $51.44 (in 1995 dollars) per each visit according to the Las Vegas Convention and Visitors Authority ("LVCVA").

      Golfer/Gamer and Resort Vacationer. According to Simmons Market Research Bureau, approximately 3.4 million golfer/gamers visit Las Vegas at least once annually and 51.6% of golfer/gamers spend over $1,500 per trip. The Partnership believes the Resort Casino will represent the only gaming resort in the United States in close proximity to two TPC and seven other golf courses. Additionally, the high levels of service and amenities expected to be provided by the Resort Casino will cater to resort table players with gaming budgets from $5,000 to $250,000 per visit.



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      Local and Out-of-State Conferences and Banquets. The Resort Casino is
      expected to have one of the few high-tech business meeting facilities in Las Vegas catering to small-and mid-size conferences. Designed with the necessary services and amenities to cater to executive retreats, including ample parking, the Partnership believes that the Resort Casino will provide an ideal setting for small-to mid-sized conferences and will have the capacity to host charity and social events for up to 1,100 people in dinner seating.

      - CAPITALIZE ON MARQUEE HOTEL FLAG AND TRAVEL NETWORK RELATIONSHIP. The Partnership has entered into an agreement with Regent International, an affiliate of the Carlson Hospitality group. The Regent International hotels are a group of luxury hotels concentrated around the Pacific Rim, with the Resort Casino representing its only property in Las Vegas. As of January 1999, Regent International's only flagged property in the U.S. is the Regent Beverly Wilshire-Los Angeles. The Resort Casino will benefit from Regent's reservation network and Carlson Wagonlit Travel, a national travel agency with no existing Las Vegas hotel affiliate.

      - CAREFULLY MANAGE CONSTRUCTION COSTS AND RISKS WITH PROVEN DESIGN AND BUILD TEAM. RAS's management has a proven track record of resort and casino design, construction, development and operation including Sun International's Carousel in South Africa, and the Prairie Knights and Speaking Rock casinos in the United States. The Partnership and RAS have assembled an experienced project team. The Partnership has signed a $156.0 million guaranteed maximum price construction contract, as amended, with J.A. Jones, a subsidiary of J.A. Jones, Inc., a national general contractor. J.A. Jones, Inc. is a subsidiary of Philipp Holzmann AG, a German contracting company, which is an affiliate of Deutsche Bank AG with several major projects to its credit, including the renovation of the West and East wings of the White House, the world's tallest buildings the Twin Towers of Kuala Lumpur and Sun International's Paradise Island Bahamas Phase II. A completion guaranty covering certain cost overruns has been provided by J.A. Jones, Inc. The Resort Casino was designed by Paul Steelman, Ltd. (the "Architect"), a national casino design firm whose principal, Mr. Steelman, is the beneficial owner of a 4.2% limited partnership interest in the Partnership. The Architect's projects include work for, among others, Mirage Resorts, Caesars, Harrah's and Sun International. For the Resort Casino grounds, the Partnership has contracted with Lifescapes whose projects include The Mirage, Bellagio, Treasure Island and Jurassic Park at Universal Studios.

       - LEVERAGE MANAGEMENT TEAM TRACK RECORD AND CONTINUITY. The Partnership expects to leverage the gaming experience and track record of RAS's senior and middle management. RAS's senior management has a cumulative 75 years of experience in the gaming and resort industry. Messrs. Brian McMullan and Jim Fonseca, the President and Chief Executive Officer and Senior Vice President Gaming Operations of RAS, respectively, have worked together for over 20 years. Mr. Quinton Boshoff, the Senior Vice President Slot Operations of RAS, has worked with Messrs. McMullan and Fonesca for over 11 years. Messrs. McMullan, Fonseca and Boshoff each were previously employed by Sun International, an international casino group, and participated in designing, building and operating six casinos in South Africa including Sun International's Carousel. Mr. John Tipton, the Senior Vice President, Chief Financial Officer and General Counsel of RAS, served in Colorado Governor Roy Romer's cabinet as Executive Director of the Colorado Department of Revenue, during which time he successfully drafted and implemented casino gaming legislation. The Partnership's middle management includes eleven other gaming and non-gaming professionals with experience principally in the United States, the United Kingdom and southern Africa.

THE RESORT CASINO

      Hotels

      The Resort Casino is designed with two six-story hotels with a combined 541 guest rooms and suites. The Partnership believes it is critical to keep each hotel small enough to retain the ambiance and service expected of a five-star operation. A full range of hotel services are anticipated, including business services, concierge and



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transportation services, 24-hour room service, spa and fitness facilities, dining and lounge offerings, laundry and valet services, state-of-the-art telecommunications systems, and luxury guest and bath amenities. Examples of the hotels' level of service are expected to include: (i) early morning coffee service in the lobby, available from room service and from an in-room coffee machine; (ii) bottled mineral water and towels available to joggers; (iii) pre-registration for VIP and all returning guests; (iv) 24-hour bellman, valet and reception coverage; (v) a currency exchange board; (vi) multi-lingual concierge; (vii) bonded, professional babysitting services; (viii) messages delivered to room and printed on good stock in an envelope; (ix) voice mail; and
(x) one-hour or overnight shoeshine, pressing and laundry.

      The Partnership believes that the quality and size of the hotel rooms will be one of the most attractive features to its guests. The hotel's standard guest room will be approximately 564 square feet, which the Partnership believes will make it among the most spacious in Las Vegas. The rooms are designed to offer resort guests the sense of comfort expected at a five-star resort and will be furnished with quality bedding, king-size feather pillows, mini-bars, safes, appropriate night stands and lighting, AM/FM clock radios, three 2-line telephones, remote control cable television in an enclosed, built-in armoire, dressers, desk, chair and ottoman, a full-length mirror and artwork. Jogging maps and high quality publications will be provided. The guest rooms are expected to have marble and carpet floor coverings and will have synthetic plaster walls and wood wainscoting. The bathrooms will have a combination of ceramic tile and marble floors and synthetic plaster walls, with marble and ceramic tile walls in the separate whirlpool bath and shower stalls. The vanity will be marble and offer two sinks and a make-up area.

      Gaming Operations

      Situated at the hub of the Resort Casino, the casino will emphasize comfort, space and informality, and consist of approximately 50,000 square feet of gaming space, with 1,270 slot machines, 40 table games and a sports and race betting club. Two salons prives will offer higher stakes slots and table games in a more intimate setting. The Partnership believes that with one of the lowest ratios of gaming positions per square foot in Las Vegas, the casino will provide a gaming experience generally not available in the local market.

      The Partnership believes that few casinos in the Las Vegas market that cater to Las Vegas residents place a significant emphasis on table games. The Resort Casino's marketing efforts will emphasize its table game limits and credit facilities. Maximum bet limits will accommodate many of the local players who currently patronize the Strip due to the prevailing low maximum bet limits imposed by the other local casinos. The table operation will be marketed directly to local players and visitors with table gaming budgets from $5,000 up to $250,000. The Partnership anticipates that the Resort Casino will extend credit to any creditworthy customers, irrespective of whether they are residents or visitors.

      Food and Beverage

      Few restaurants are currently available within Summerlin and the neighboring communities. The Resort Casino will seek to target this market by offering up to nine separate dining facilities and nine bars and lounges. The largest dining facility will be a 532-seat indoor/outdoor buffet serving two meals daily on the second floor of the Casino with panoramic views of the mountains, golf courses and city lights. The Resort Casino also will have up to eight other restaurants offering a variety of menus at many price points. The Partnership will operate three restaurants and has entered into four leases with operators of restaurants serving steak and seafood, Japanese, Continental and Italian cuisines.



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      Lifestyle Complex

      The 60,000 square foot Lifestyle Complex will tie together the Resort Casino's restaurants, shops and other entertainment areas. The Lifestyle Complex has been designed to facilitate indoor and outdoor activities with Mediterranean-themed terraces, fountains and pools, will target middle to upper income residents and is expected to include:


   -  Gift Shop                          -  Cigar Bar
   -  Florist                            -  Clothing Store
   -  Golf Shop                          -  Jewelry Store
   -  Ice Cream Parlor/Chocolatier       -  Optician
   -  Authentic Irish Pub                -  Wine Shop
   -  Art Gallery                        -  Live Entertainment


      Executive Office, Conference and Banquet Complex

      The Resort Casino will have 50,000 square feet of dedicated conference room and meeting space, outfitted with audio and visual support equipment. An on-site business center with a mix of small and large rooms will provide corporate travelers with access to the latest technology including full service audio-visual equipment, computer terminals, laser printers, telephones, fax machines, online market updates and other business services. The office and conference complex will be designed to support the Resort Casino's strategy of attracting out-of-state group business (such as corporate retreats and small conventions) as well as meetings of local residents. The Resort Casino will provide state-of-the-art audiovisual equipment and a technician who will help executive conferees produce computer animated audio-visual presentations. The Partnership's goal is for the conference center to become the local venue of choice for charity events, company functions and weddings. The proximity to 183 holes of golf is expected to be a key additional element in the Resort Casino's attractiveness as a center for small meetings.

      Recreational Amenities

      Golf. The Resort Casino will be associated with the highly rated, 18-hole, TPC Canyons golf course which currently hosts the Senior PGA Tour's Las Vegas Senior Classic. As part of a contractual agreement with the TPC Canyons, the Resort Casino will have the ability to control 50.0% of the available tee times for the next 99 years. At the Resort Casino's option, this percentage may be increased to 75.0%.

      TPC Canyons is one of 17 TPC clubs and courses nationwide. Home to numerous PGA Tour and Senior PGA Tour events, the TPC network has a reputation for providing some of the finest golf facilities in the world. TPC Canyons was designed by and for PGA professionals in consultation with Raymond Floyd, one of the world's top professional golfers. TPC Canyons is a stadium course, naturally incorporated into the desert terrain with a variety of trees, elevation changes, steep ravines and a canyon lake. With more than 60 tees, wide fairway landing areas and soft, rolling greens, the course appeals to players of all abilities. TPC Canyons also has a practice facility, realistic target greens and a complete short game practice area with bunkers. TPC Canyons also features a large clubhouse with a full-service grille offering breakfast, lunch and dinner, a full-service golf shop offering a complete line of apparel, equipment and TPC specialty items and fully equipped locker facilities.



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      To the north of the Resort Casino is the TPC Summerlin championship course, home to the PGA Tour's annual Las Vegas Invitational and the site of Tiger Woods' first PGA tour victory. TPC Summerlin is a private club that will be accessible to the Resort Casino's best customers as guests of the Partnership. Moreover, for those golfers desiring a variety of course offerings during their stay in Las Vegas, an additional 48 holes of golf are available at Angel Park including a lighted 12-hole par three course. Five other public and private 18-hole courses and one 27-hole public course are located within a five minute drive of the Site.

      In total, guests of the Resort Casino will be in close proximity to 183 golf holes, as follows::

                          LAS VEGAS GOLF COURSES
                  (Immediate Areas of the Resort Casino)

   COURSE NAME                               LOCATION                    HOLES
   -----------                               --------                    -----

   TPC Canyons...................    Adjoining                             18
   TPC Summerlin.................    Immediately North                     18
   Angel Park....................    Immediately South and East            36
   Angel Park (Executive)........    Immediately South and East            12
   Badlands......................    1/2 Mile South                        27
   Palm Valley...................    Sun City                              18
   Highland Falls................    Sun City                              18
   Eagle Crest...................    Sun City                              18
   Canyon Gate Country Club......    2 Miles South                         18
                                                                         ----
          TOTAL .................                                         183


      Superior Spa and Fitness Center. The Resort Casino will contain a 40,000 square foot superior spa, salon and fitness center, which the Partnership believes will be one of the largest and best equipped in Las Vegas. Resort Casino guests and members will have access to facilities including locker rooms, showers, steam room, sauna, whirlpool and specialty baths, and a cascading waterfall shower. The spa is expected to offer a variety of treatments, including facials (European, Glycolic, Moor Mud, Fango, Teen, Back, and Summerlin Spa Deluxe, among others), massages from around the world (Swedish, Shiatsu, Sports, Reiki, etc.), body treatments including mud wraps, seaweed wraps, aromatherapy oil wraps, body scrubs and polishes, and honey steam wraps, watsu pool, and traditional Indian Ayurvedic treatments.

      The salon will provide hair care services including cuts, conditioning, coloring, weaves, braids, and bridal services. The salon also will offer manicures, pedicures, make-up and waxing. The spa's boutique will sell fitness attire, Resort Casino logo wear, hydrotherapy bath products, massage and aromatherapy oils, and skin care products.

      The fitness center will contain state-of-the-art workout equipment including Gravitrons, Stairmasters, treadmills, rowing machines and Lifecycles; an aerobics studio; and a full range of weight training equipment. The fitness center will be staffed with certified personal fitness trainers and trainers, aerobics, step, toning, stretch and yoga instructors.



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      Gardens and Swimming Pool. The Resort Casino is expected to have an 11,000 square foot outdoor pool and children's pool. The pool area will offer Resort Casino guests and members lush landscaping in a tropical setting. Food and drinks as well as towels and other services will be available poolside. Thirteen pool cabanas will be available on a fee basis for added privacy and a putting green and lounge will be adjacent to the pool area. Several acres of elaborate landscaping, water features and walking paths will be incorporated throughout the Site.

PARKING AND TRANSPORTATION

      The Resort Casino will have parking sufficient to accommodate both out-of-town and local guests. A four-level covered parking structure will provide parking for approximately 1,000 vehicles and surface parking space for an additional 1,550 vehicles. Resort Casino guests and visitors will have the option of either self-parking their vehicles or using a complimentary valet service. The Resort Casino will provide transportation for VIP guests to and from the airport and shuttles and limousines to the Strip and popular shows.

FUTURE SITES AND DEVELOPMENT

      The Resort at Summerlin is located at the only approved gaming site in the portion of Summerlin known as Summerlin North. The Partnership has obtained the Rights of First Offer from HHP for future development on the four approved gaming sites in Summerlin South and West which rights, in certain circumstances, may be assigned to an affiliate of Swiss Casinos of America, Inc. ("SCA"), a corporation which owns 76.6% of the Partnership and all of the outstanding stock of RAS. Development of Summerlin South began in 1997, and Summerlin West is anticipated to be developed over the next five to 10 years. The Partnership believes this geographic exclusivity enhances the Partnership's future prospects in the Las Vegas market that will give the Resort Casino a sustainable competitive advantage. Moreover, recently passed legislation will further restrict the ability of new casinos to enter the Partnership's targeted market. This legislation prohibits new casino development within 500 feet of a residential area or within 1,500 feet of a church or school. This legislation also requires clear and convincing evidence that a proposed casino will not adversely affect residential areas, schools or churches located within 2,500 feet. Casino sites in master-planned communities that had been previously zoned and approved for casino development at the time the legislation became law are exempted from these requirements under Nevada Senate Bill #208. Examples of such sites are the four additional sites subject to the Right of First Offer in Summerlin West and Summerlin South as well as Coast Resorts' Sundance casino site in close proximity to the Site. In addition, Nevada Senate Bill #208 imposed a time certain deadline for receipt of governmental approvals for certain other proposed casino development in neighborhood areas not otherwise exempted by terms of the legislation.

CONSTRUCTION SCHEDULE

      Construction of the Resort Casino began in January 1998 with a scheduled completion in the second quarter of 1999.

PROPERTIES

      The Partnership acquired the Site at the intersection of Summerlin Parkway and Rampart Boulevard in Las Vegas, Nevada in August 1996 for approximately $16.6 million. The Partnership maintains five offices: (i) Corporate Office at 1160 Town Center Drive, Suite 200 Las Vegas, Nevada 89134, (ii) Development Office at 3330 West Desert Inn Road, Unit 5, Las Vegas, Nevada 89102, (iii) Operations Office at 3320 W. Sahara Avenue, Suite 300, Las Vegas, Nevada 89102,
(iv) Recruiting Center at 6344 W. Sahara Avenue, Las Vegas, Nevada 89102, and
(v) the Construction Office at 221 N. Rampart Boulevard, Las Vegas, Nevada 89128. With the exception of the Site, all of these properties are leased. The main telephone number of the Partnership is (702) 869-7000.



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


EMPLOYEES

      The Partnership anticipates that it will directly employ approximately 1,800 employees in connection with the Resort Casino. The Partnership will be required to undertake a major recruiting and training program prior to the opening of the Resort Casino at a time when other major new facilities may be approaching completion and also recruiting employees. The Partnership believes that it will be able to attract and retain a sufficient number of qualified individuals to operate the Resort Casino.

ENVIRONMENTAL MATTERS

      The Partnership's operations and properties are subject to a wide variety of increasingly complex and stringent environmental laws. The Partnership believes its operations and properties are in compliance in all material respects with environmental laws. Based upon its experience to date, the Partnership believes that the future cost of compliance with and liability under existing environmental laws will not have a material adverse effect on the financial condition of the Partnership.

PLAN OF OPERATION

      As of January 1999, the Resort Casino is under construction and is expected to open during the second quarter of 1999. The major events leading up to the opening of the Resort Casino to the public are recruiting, licensing and completion of construction.

      The recruiting effort will begin in February 1999 with the opening of an off-site recruiting center and telephonic application system. Recruiting, hire dates and training will be coordinated with the completion of the Resort Casino construction.

      To operate the casino, the Partnership is required to have a nonrestricted gaming license issued by the Nevada Gaming Commission (the "Commission") after an investigation by the Nevada Gaming Control Board (the "Board"). The Partnership is scheduled to appear for licensure before both the Board and the Commission in March 1999.

      The construction of the Resort Casino began in January 1998 and is scheduled to finish in the second quarter of 1999. J.A. Jones and the Partnership will coordinate the completion of the construction, installation of equipment and training of staff. See Footnote 6 to Financial Statements, "Commitments and Contingencies - Construction Agreement."

      Beginning with the planned opening of the Resort Casino in the second quarter of 1999, the Partnership will operate the Resort Casino with the business and marketing strategy and facilities as described elsewhere in this Registration Statement. See "Item 1, Business Business and Marketing Strategy" and "- The Resort Casino".

LAS VEGAS MARKET AND INDUSTRY

      Background Information

      Las Vegas is one of the fastest growing cities in the United States. The current rate of immigration is approximately 4,000 people per month. Clark County's population has grown from 463,087 in 1980 to approximately 1.1 million in 1996 and is projected to exceed 2.0 million in 2010, according to the Nevada State Demographers Office. The Partnership believes that as major new Strip properties are built and opened over the next several years, the resulting employment is likely to fuel further population growth in suburban Las Vegas.



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      Las Vegas is the oldest and largest gaming market in the United States.
The Las Vegas metro area gaming market is divided into four geographic sectors: the Downtown, Strip, North Las Vegas and Boulder Strip areas. The Strip is the location of approximately 40 casinos, including Las Vegas' largest and newest mega-casinos. The Downtown area includes 18 casinos on and near Fremont Street in old Las Vegas. This market is comprised largely of local residents and their guests. North Las Vegas similarly caters to middle-market locals with some planned upscale local and tourist venues.

      New development in Las Vegas is occurring primarily on the Strip. The last four major casinos to open in the Strip area were the Monte Carlo, Stratosphere, New York-New York and Bellagio. New casinos scheduled to open in 1999 include Mandalay Bay, Paris, the new Aladdin and the Venetian. In addition to this development, existing properties on the Strip are undergoing substantial renovation and improvement to upgrade facilities and increase hotel and gaming capacity. Apart from expansions of existing properties, the only new developments announced in the vicinity of the Site are Cactus Kate's (one block northwest of the Fiesta) and The Sundance Casino (at the intersection of Rampart and Alta), both of which are expected to open after 1999.

      Las Vegas Occupancy and Visitation Statistics

      According to the LVCVA, in 1996 there were a total of 29,636,361 visitors to Las Vegas, a 2.2% increase over 1995. According to the LVCVA, approximately 44.0% of visitors to Las Vegas currently arrive by air, up from 30.1% in 1970. The city is served by McCarran International Airport, which has grown substantially over the last several decades to keep pace with visitor demand generated by the gaming and lodging market. The airport serves more than 20 scheduled air carriers and 19 charter service airlines.

      According to the LVCVA, in 1996, McCarran International Airport hosted an average of 84,000 passengers daily. In addition, Federal Aviation Authority and county officials projected that the annual number of passengers could increase from 30.3 million in 1996 to 38.7 million in 2000. A $500 million expansion opened in 1998 at McCarran International Airport to handle the increasing volume of air passengers. The expansion includes capacity for up to 60 new gates, installation of an automatic transit system (people mover) and expansion of the baggage claim area, runways and north ticketing lobby. The expansion increased parking by 87.0%, gates by 53.0%, baggage claim area by 25.0%, ticket counters by 25.0% and main carrier runway by 15.0%.

      Las Vegas Gaming Summary

      According to the 1995-96 Visitor Profile Study by the LVCVA, the typical Las Vegas visitor is married, employed, college educated, from the West, 40 years or older, and with a household income of $40,000 or more. According to the LVCVA the percentage of tourists who game decreased from 92.0% to 87.0% between 1994 and 1996, and gaming tourists are spending somewhat less on gaming as a percentage of total spending, and more on non-gaming entertainment and lodging, but total revenues continue to grow. According to the LVCVA the average gaming budget per visitor per trip has increased from approximately $431 in 1991 to more than $580 in 1996, the average gaming duration has gone from almost five hours in 1990 to just over four hours in 1996, and 72.0% of adult Clark County residents game at least occasionally.

      According to BBER in 1996 the Las Vegas metro area had a total population of 998,758, of whom 70.8% (707,548) were adults and 509,435 were casino gamers. According to the LVCVA Las Vegas residents who game do so, on average, just over once per week and 54.0% game at least once a week. The 1995-96 LVCVA study indicates an average of 51.31 visits per year among locals, up from 48.58 in the 1993-94 study.

      According to the 1995-96 LVCVA study, approximately 44.0% of local residents game at off-Strip casinos.

      In terms of gaming spend, the LVCVA arrived at a mean spend per visit of $51.44 (in 1995 dollars). This estimate is lower than the LVCVA's 1993-94 estimate of $58.23 as residents appear to be visiting casinos more often but spending less per visit. The increased emphasis on non-gaming amenities also may have contributed to this trend.

      The Golfer/Gamer Market

      In 1997, the total United States market for golfer/gamers was estimated to be approximately 11.8 million and, of the destinations visited, six states accounted for more than half of the visits, according to Simmons Market Research Bureau. Nevada had approximately 13.6% of total golfer/gamer visits and 28.0% of all golfer/gamers have visited Las Vegas during the last 12 months.

      The Partnership believes very few of the existing Las Vegas properties have a competitive product in this segment of the market. Only the Desert Inn and the Las Vegas Hilton have a golf course adjacent to their properties. In the future, the proposed development of the Lake Las Vegas complex could create a significant competitor in the market. However, the Resort Casino will have the advantage of being first to the market with its product, it will be associated directly with a TPC course which is host to a nationally televised tournament, and 183 holes of golf are within a five minute drive of the Site. The Site is also only about 20 minutes from McCarran International Airport and 15 minutes from the Strip. From the PGA Tour and Senior PGA Tour events, the Summerlin name enjoys a degree of recognition in the U.S. among the golfing community which, the Partnership believes, will benefit the Resort Casino.

      At present, those resorts in the southwestern United States which offer a competitive product for the golfer, but are situated outside Nevada, are unable to offer the gaming attractions which will be available at the Resort Casino. Arizona and California have a limited number of casinos on Indian reservations, but the Partnership believes there are problems with the location of these casinos and, as of the date of this Registration Statement, in neither state is it possible to offer the full service gaming product which is available in Nevada. The Partnership believes that the Resort Casino is in a good position with regard to its market, a position that the Partnership believes will enable it to charge premium rates and attract more affluent customers. There can be no assurance that the Partnership will be successful in doing so. See Item 2, "Financial Information - Management's Discussion and Analysis of Financial Condition and Results of Operations - California Proposition 5."

ITEM 2.  FINANCIAL INFORMATION.

SELECTED FINANCIAL DATA

      The selected historical financial data set forth below as of December 31, 1997 and December 31, 1996, for the year ended December 31, 1997, and for the period from inception through December 31, 1996, have been derived from the financial statements of the Partnership included elsewhere herein which have been audited by Ernst & Young LLP, independent auditors, and should be read in conjunction with those financial statements (including the notes thereto) and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," all appearing elsewhere in this Registration Statement. The statement of operations data for the nine months ended September 30, 1998 and September 30, 1997 and the selected balance sheet data as of September 30, 1998 have been derived from the unaudited financial statements of the Partnership appearing elsewhere in this Registration Statement which, in the opinion of management, reflect all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation. Results of operations for interim periods are not necessarily indicative of future or full year results.

                                              NINE MONTHS ENDED                                  PERIOD FROM         PERIOD FROM
                                                 SEPTEMBER 30,                YEAR  ENDED     INCEPTION THROUGH   INCEPTION THROUGH
                                           ------------------------           DECEMBER  31,      DECEMBER 31,       SEPTEMBER  30,
                                           1998                1997               1997               1996                 1998
                                           ----                ----           -------------   -----------------   -----------------
                                                (UNAUDITED)                                                           (UNAUDITED)
Statement of Operations Data:
  Revenues.........................   $      ---          $      ---         $     ---          $      ---          $      ---
Cost and Expenses:
  General and administrative.......        476,537             345,144           493,885              84,458           1,054,880
  Depreciation and amortization....      1,603,444               ---             113,312               ---             1,716,756

Other Income (Expense):
  Interest income..................      6,491,435               ---              41,255               ---             6,532,690
  Interest expense.................     (7,755,690)              ---             (48,346)              ---            (7,804,036)


  Warrant interest expense.........     (6,973,778)              ---               ---                 ---            (6,973,778)
                                      ------------        ------------      ------------        ------------        ------------
Net loss...........................   $(10,318,014)       $   (345,144)     ($   614,288)       $    (84,458)       $(11,016,760)
                                      ============        ============      ============        ============        ============


                                                      SEPTEMBER 30,               DECEMBER 31,
                                                      -------------               ------------
                                                          1998              1997                1996
                                                          ----              ----                ----
                                                      (UNAUDITED)
Balance Sheet Data:
  Cash and cash equivalents......................    $ 69,074,653       $175,487,660       $        ---
  Short term investments.........................      41,966,144                ---                ---
  Preopening expenses............................       8,895,991          4,838,812            907,534
 Construction in progress........................      82,812,010          3,782,333            526,088
 Property and equipment, net.....................     103,327,538         20,871,112         17,154,547
  Total assets...................................     248,036,962        226,233,472         18,645,981
  Total current liabilities......................      20,140,068          1,126,303                ---
  Long-term debt, net of discount................     160,265,028        154,131,067                ---
  Warrants redeemable for partnership interest...      12,843,343          5,869,565                ---
  Total liabilities..............................     193,248,439        161,126,935                ---
  Total partnership interest.....................      54,788,523         65,106,537         18,645,981
  Total liabilities and partnership interest.....     248,036,962        226,233,472         18,645,981

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with, and is qualified in its entirety by, the information contained in the financial statements, including the notes thereto included in this report.

      Forward-Looking Statements

      This Registration Statement contains certain "forward-looking statements" which represent the Partnership's expectations or beliefs, including, but not limited to, statements concerning industry performance and the Partnership's operations, performance, financial condition, plans, growth and strategies. Any statements contained in this Registration Statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "anticipate," "intend," "could," "estimate," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, including, but not limited to, those relating to development and construction activities, market fluctuations, gaming, liquor and other regulatory matters, taxation, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), domestic or international economic conditions, changes in federal and state laws or the administration of such laws and changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions). Certain of these risks and uncertainties are beyond the Partnership's control, and actual results may differ materially depending on a variety of important factors, including those described in this Registration Statement.

      Development Activities

      The Partnership is constructing, and will own and operate, the Resort Casino, which is expected to include two luxury five-star hotel facilities, a casino, a spa and fitness center, and a retail, meeting and entertainment complex in Las Vegas, Nevada. The Resort Casino is expected to commence operations in the second quarter of 1999. Construction of the Resort Casino began in January 1998.

      Construction projects of this nature entail significant risks, and the anticipated costs and construction schedule are based upon budgets, conceptual design documents and schedule estimates. As construction progresses, there is always a possibility that delay claims and construction change orders may occur. See Footnote 6 to Financial Statements, "Commitments and Contingencies - Construction Agreement."

      Results of Operations

      The Partnership was formed in Nevada in August 1996. The Partnership is in the development stage and as a result has no significant operating results. The Partnership's financial results reflected a net loss of $.6 million for the year ended December 31, 1997 and a net loss of $10.3 million for the nine months ended September 30, 1998. The general and administrative costs represent the proportion of expenses incurred that have not been capitalized as preopening costs. Interest income is from the investment of the remaining proceeds of the $100.0 million First Mortgage Notes due March 31, 2004 (the "Mortgage Notes"), the $100.0 million Series B Senior Subordinated PIK Notes due 2007 (the "Senior Subordinated Notes") and capital contributions. Interest expense consists of the interest payable on the Mortgage Notes, nominal interest at 13.0% for the Senior Subordinated Notes, and an accrual of 9.2% to account for the put option feature of the Note Warrants (as defined in Item 9, "Market Price of and Dividends on the Registrant's Common Equity and Related Matters"). See Footnote 2 to Financial Statements, "Warrants." The Partnership capitalized interest of $6.9 million for the nine months ended September 30, 1998.

      Preopening Costs

      Development costs incurred by the Partnership are currently being capitalized. These costs include legal fees, personnel, travel, and other costs related to the development of the Resort Casino. In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5 entitled "Reporting on the Costs of Start-up Activities" ("SOP 98-5") which requires entities to expense costs of preopening activities as they are incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. Accordingly, the Partnership will adopt the statement in fiscal year 1999. Upon adoption, the Partnership will be required to report the initial adoption as a cumulative effect of a change of accounting principle as described in Accounting Principles Board Opinion No. 20, "Accounting Changes," during the first quarter of its fiscal year 1999 and expense subsequent preopening costs as incurred. The cumulative effect upon adoption will result in a one-time charge to income in an amount equal to the net book value of the Partnership's preopening costs. Under the Partnership's existing policy, the preopening expenses would have been expensed upon the opening of the Resort Casino.

      Liquidity and Capital Resources

      As of September 30, 1998, approximately $134.1 million of the estimated total project cost of $276.0 million had been expended or incurred to fund construction and development of the Resort Casino ($51.4 million as of December 31, 1997). Of the costs incurred, approximately $86.0 million represents land, construction in progress and furniture, fixtures and equipment ($21.0 million as of December 31, 1997), and the balance represents related development costs, financing costs and funds deposited into the Mortgage Notes interest escrow account.

      The remaining construction and development costs for the Resort Casino are expected to be funded from a combination of (i) the remaining balance of the $100.0 million gross proceeds from the Mortgage Notes and the $100.0 million gross proceeds from the Senior Subordinated Notes; (ii) a capital lease facility for up to approximately $15.0 million; (iii) an operating lease facility for up to approximately $13.1 million; and (iv) an unsecured credit facility for $5.0 million.

      The Mortgage Notes consist of $100.0 million of loans ("Construction Loans") which may be used to finance construction of the Resort Casino, with the principal amount of Construction Loans outstanding on the Commencement Date to convert into term loans (the "Term Loans"). Construction Loans and Term Loans may not be re-borrowed once repaid. Under the terms of a December 30, 1997 Credit Agreement among the Partnership, RAS and National Westminster Bank PLC (the "Credit Agreement") and a December 31, 1997 Indenture among the Partnership, RAS and the United States Trust Company as trustee (the "Indenture"), the Partnership may obtain additional sources of liquidity, if necessary, including (i) up to $15.0 million of capital lease financing for furniture, fixtures and equipment, (ii) up to $5.0 million of unsecured debt, and (iii) operating lease financing.

     On August 6, 1998, the Partnership executed a commitment with a lease financing company for the credit facilities summarized below. The Partnership closed the facilities on December 21, 1998.

   - Capital lease facility for up to approximately $15.0 million;

   - Operating lease facility for up to approximately $13.1 million; and

   - Unsecured credit facility for $5.0 million.

      The capital lease facility may be used to finance various furniture, fixtures and equipment acceptable to the leasing company. The term of the facility is for 48 months at an interest rate of 10.3%. Maximum annual payments, including principal and interest, will be approximately $4.6 million. Upon expiration of the term, the Partnership may purchase the equipment for $1.

      The operating lease facility may be used to finance new gaming devices, related systems, vehicles and equipment acceptable to the leasing company. The term of the facility is 48 months at an imputed interest rate of 10.1%. Maximum annual payments under the facility will be approximately $3.4 million. Upon expiration of the term, the Partnership will be granted an option to (i) purchase all but not less than all of the equipment, by equipment category, at fair market value as determined by an independent appraiser, (ii) renew the facility for 12 months, or (iii) return the equipment to the leasing company.

      The unsecured credit facility will be available for 12 months beginning March 1, 1999. The Partnership will be required to give 45 days notice for each draw, which must be a minimum of $1.0 million and a maximum of $2.0 million. The Partnership will be required to pay 2.0% of each draw as a credit facility, legal and syndication fee at the time of closing each draw. Each loan will include a 2.0% original issue discount and be converted to a 24-month term note fully amortizing at an interest rate of 13.0%.

      A commitment fee totaling $140,500 was paid on execution of the lease facility commitment on August 6, 1998. Upon closing the transaction on December 21, 1998, the fee was applied to the security deposit of the leases, and additional fees, rental payments and security deposits totaling $1,395,870 were paid.

      Based on management's most recent review of all project costs, management expects to utilize all or a portion of the two leasing facilities and the unsecured credit facility prior to the opening of the Resort Casino.

      The funds provided by these sources are expected to be sufficient to develop, construct and commence operations of the Resort Casino assuming there are no significant delays, material cost or construction cost overruns.

      Based on current cash balances and anticipated expenditures, management estimates a cash balance upon opening of $31.9 million, consisting of (i) $1.9 million for casino bankroll; (ii) $0.2 million for slot machine coin inventory;
(iii) $12.4 million of Mortgage Notes interest escrow; (iv) $14.3 million of general contractor retention, deferred general contractor fee and construction payables; (v) $2.6 million of advance guest deposits; and (vi) $0.5 million of preopening payables.

      Beginning with the anticipated opening of the Resort Casino in the second quarter of 1999, the Partnership expects to fund its operations, capital requirements and debt service from (i) operating cash flow; (ii) a forecasted cash balance upon opening of $31.9 million; (iii) any remaining sale leaseback financing allowed under the Credit Agreement and the Indenture; and (iv) the unsecured $5.0 million credit facility. Such financing is subject to certain conditions, including completion of the Resort Casino. Management believes that forecasted cash balances, forecasted operating cash flow and additional borrowings allowed under the Credit Agreement and the Indenture will provide the Partnership with sufficient resources to meet its existing debt obligations and foreseeable capital expenditure requirements.

      Although no additional funding for the Resort Casino is currently contemplated (other than described above), the Partnership may seek, if necessary, to the extent permitted under terms of the Credit Agreement and the Indenture, additional financing through additional bank borrowings or debt or equity financing. There can be no assurance that additional financing, if needed, will be available to the Partnership and, if available, that the financing will be on favorable terms. Finally, there can be no assurance that new business development or other unforeseen events will not occur resulting in the need to raise additional funds.

      Year 2000 Issue

      The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, those programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions or engage in similar normal business activities.

      Based on recent assessments, the Partnership believes that its systems are Year 2000 compliant and will properly utilize dates beyond December 31, 1999. Given that the Partnership is a relatively new entity and significant systems were not implemented until 1997, management was able to select and implement systems which had previously been certified as Year 2000 compliant.

      The Partnership is in the process of contacting its significant suppliers and subcontractors that do not share information systems with the Partnership (external agents) as to their compliance with Year 2000 certification. To date, the Partnership is not aware of any external agent with a Year 2000 issue that would materially impact the Partnership's results of operations, liquidity, or capital resources. However, the Partnership has no means of ensuring that external agents will be Year 2000 ready. The inability of external agents to complete their Year 2000 resolution process in a timely fashion could materially impact the Partnership. The effect of non-compliance by external agents is not determinable.

      In the event that the Partnership experiences difficulties with its systems or with significant external agents, the Partnership has contingency plans for certain critical applications and is working on such plans for others.

      California Proposition 5

      On November 3, 1998, the electorate in the State of California approved Proposition 5, which was proposed by several California Indian Tribes. This referendum purports to legalize games currently operated by certain tribes in contravention of California and Federal law and could lead to the expansion of gaming operations by California Indian tribes, which could have a material adverse effect on the Partnership. Two legal challenges to Proposition 5 were filed in California state court challenging the validity of Proposition 5 under the California constitution. On or about December 3, 1998, the California State Supreme Court blocked the implementation of Proposition 5 while it considers the lawsuits raising constitutional challenges. It is anticipated that the California State Supreme Court could hear the cases in the spring of 1999.

      The Partnership remains in the process of evaluating the potential impact of Proposition 5 on the Partnership. As this process is anticipated to be ongoing and also materially related to the legal challenges referenced above, the Partnership cannot predict the impact of Proposition 5 on the Partnership at this time.

MARKET RISK DISCLOSURE

      The Partnership is exposed to market risk in the form of fluctuations in interest rates and their potential impact upon the Mortgage Notes, which are variable-rate debt. Of the $100.0 million Mortgage Notes, $50.0 million is covered under a cap of 11% until March 31, 2000.

ITEM 3.  PROPERTIES.

      The Partnership owns the Site upon which the Resort Casino is located. The Site is located at the gateway to the Summerlin master-planned community, a 22,500-acre land development of HHP. When completed, the Resort Casino will feature two five-star hotels with a total of 461 rooms and 80 suites, a 50,000 square foot gaming facility, a 40,000 square foot spa and fitness facility, up to eight restaurants of varied cuisine and an indoor/outdoor buffet, a 60,000 square foot lifestyle complex and a 50,000 square foot conference and banquet center. See Item 1, "Business," for a more detailed description of the Site.

      The Partnership acquired the Site at the intersection of Summerlin Parkway and Rampart Boulevard in Las Vegas, Nevada in August 1996 for approximately $16.6 million. The Partnership maintains five offices: (i) Corporate Office at 1160 Town Center Drive, Suite 200 Las Vegas, Nevada 89134, (ii) Development Office at 3330 West Desert Inn Road, Unit 5, Las Vegas, Nevada 89102, (iii) Operations Office at 3320 W. Sahara Avenue, Suite 300, Las Vegas, Nevada 89102,
(iv) Recruiting Center at 6344 W. Sahara Avenue, Las Vegas, Nevada 89102, and
(v) the Construction Office at 221 N. Rampart Boulevard, Las Vegas, Nevada 89128. With the exception of the Site, all of these properties are leased. The main telephone number of the Partnership is (702) 869-7000.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      The following table sets forth certain information with respect to the beneficial ownership of the Interests in the Partnership by (i) each person who, to the knowledge of the Partnership, beneficially owns more than 5.0% of the outstanding Interests in the Partnership and (ii) all executive officers and directors of RAS as a group as of February 1, 1999.

                                                            BENEFICIAL
                                                            OWNERSHIP
BENEFICIAL OWNER(1)(2)                                      PERCENTAGE
----------------------                                      ----------

RAS (3)........................................                1.0%
SCA (4)........................................               76.6
Swiss Casinos Holding, AG......................               16.7
Tivolino Holding AG (5)........................               80.3
Hans Jecklin (6)...............................               60.2
Christiane Jecklin (7).........................               20.1
Brian McMullan (8).............................                4.6
John Tipton (9)................................                2.3
Jim Fonseca (10) ..............................                3.1
Quinton Boshoff (11)...........................                2.3
Jeff Smith.....................................                ---

All executive officers and directors of RAS as
  a group (12).................................               93.3%

-----------

(1) The address of each person named below is c/o The Resort at Summerlin, Limited Partnership, 1160 Town Center Drive, Suite 200, Las Vegas, Nevada 89134.

(2) Percentages exclude percentage ownership attributable to the Note Warrants (as defined in Item 9, "Market Price of and Dividends on the Registrant's Common Equity and Related Matters").

(3) RAS is a wholly-owned subsidiary of SCA and owns a 1.0% general partnership Interest in the Partnership.

(4) SCA holds a 75.6% limited partnership Interest and a beneficial 1.0% general partnership interest in the Partnership through the ownership of RAS.

(5) Tivolino Holding AG (the "Swiss Parent") is the owner of 8,300 outstanding shares of SCA, which owns a 75.6% limited partnership Interest and a beneficial 1.0% general partnership Interest in the Partnership, and all outstanding shares of Swiss Casinos Holding, AG, an affiliate of SCA ("SCH"), which owns a 16.7% limited partnership Interest in the Partnership.

(6) Mr. Jecklin is the beneficial owner of 6,225 shares of SCA, which owns a 75.6% limited partnership Interest and a beneficial 1.0% general partnership Interest in the Partnership, and the beneficial owner of 224,999 shares of SCH, which owns a 16.7% limited partnership Interest in the Partnership. Excludes 2,075 shares of SCA and 75,000 shares of SCH owned by Christiane Jecklin, his wife, in which he disclaims beneficial interest.

(7) Ms. Jecklin is the beneficial owner of 2,075 shares of SCA, which owns a 75.6% limited partnership Interest and a beneficial 1.0% general partnership Interest in the Partnership, and the beneficial owner of 75,000 shares of SCH, which owns a 16.7% limited partnership interest in the Partnership. Excludes 6,225 shares of SCA and 224,999 shares of SCH owned by Hans Jecklin, her husband, in which she disclaims beneficial interest.

(8) Mr. McMullan owns 600 shares of SCA, which owns a 75.6% limited partnership Interest and a beneficial 1.0% general partnership Interest in the Partnership.

(9) Mr. Tipton owns 300 shares of SCA, which owns a 75.6% limited partnership Interest and a beneficial 1.0% general partnership Interest in the Partnership.

(10) Mr. Fonseca owns 400 shares of SCA, which owns a 75.6% limited partnership Interest and a beneficial 1.0% general partnership Interest in the Partnership.

(11) Mr. Boshoff owns 300 shares of SCA, which owns a 75.6% limited partnership Interest and a beneficial 1.0% general partnership Interest in the Partnership.

(12) Messrs. Jecklin, McMullan, Tipton, Fonseca, Boshoff and Smith are directors and executive officers of SCA, which owns all of the outstanding shares of common stock of RAS, and such persons, as a group, beneficially own 100.0% of SCA's common stock, and, therefore, may be deemed to beneficially own all the Partnership Interests held by RAS and SCA. In addition, through certain voting arrangements that expire in 2004, Mr. Jecklin has the power to vote all the shares of common stock of SCA owned by the executives, which totals 16.0% of the outstanding stock of SCA. Mr. Jecklin, through his ownership and control of the Swiss Parent, also has voting and dispositive power with respect to 83.0% of the outstanding stock of SCA, all of which is owned by the Swiss Parent. The remaining 1.0% is held by a director of the Swiss Parent. Mr. Jecklin also owns 75.0% of the outstanding stock of SCH, and, therefore, may be deemed to beneficially own all of the Partnership Interest held by SCH.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

DIRECTORS AND OFFICERS

      The current directors and executive officers of RAS, the general partner of the Partnership, are:

NAME                        TITLE             AGE   COUNTRY OF CITIZENSHIP  DIRECTOR/OFFICER SINCE
----                        -----             ---   ----------------------  ----------------------
Hans Jecklin........  Chairman of the Board    53       Switzerland                1996

Christiane Jecklin..  Director                 53       Switzerland                1996

Brian McMullan......  Director, President      52     United Kingdom               1996
                      and Chief Executive
                      Officer

John Tipton.........  Director, Senior         52      United States               1996
                      Vice President,
                      Chief Financial
                      Officer and General
                      Counsel

Jim Fonseca.........  Director, Senior         49     United Kingdom               1996
                      Vice President Gaming
                      Operations

Quinton Boshoff.....  Director, Senior Vice    44      South Africa                1996
                      President Slot
                      Operations

Jeff Smith..........  Treasurer, Secretary     33      United States               1996
                      and Financial
                      Controller

      Hans Jecklin, the Chairman of the Board of RAS since June 1996, and husband of Christiane Jecklin, first became involved in the gaming industry in Zurich, Switzerland in 1968. In 1975, he founded the predecessor to Tivolino Holding AG in Zurich, whose core business was gaming. Today, the Swiss Parent's operations include gaming, hotels, restaurants and real estate investment.

      Christiane Jecklin, a director of RAS since June 1996, and the wife of Hans Jecklin, has been involved in the gaming industry and the management of SCA since its formation in 1989.

      Brian McMullan, the President and Chief Executive Officer of RAS and a director since June 1996, has nearly 30 years of gaming experience, much of that time in senior management positions for gaming companies in Great Britain and South Africa. Mr. McMullan entered the gaming industry in Britain in 1968. From 1986 to 1992, Mr. McMullan served as Sun International's Director of Gaming Operations, where he was responsible for the gaming operations.

      John Tipton, Senior Vice President, Chief Financial Officer and General Counsel of RAS and a director since June 1996, has over 25 years experience in the private and public sector, including a number of years in private legal practice during which time he was managing partner of Calkins, Kramer, Grimshaw & Harring, a Denver law firm. From 1988 to 1992, Mr. Tipton served as Executive Director of the Colorado Department of Revenue, where he was charged with drafting and implementing the casino gaming legislation in Colorado. He was also responsible for managing the Colorado Lottery, the Colorado Division of Gaming and pari-mutuel racing in Colorado. Mr. Tipton joined SCA in 1993 and is responsible for regulatory, development and legal matters.

      Jim Fonseca, Senior Vice President Gaming Operations of RAS and a director since June 1996, has over 25 years of gaming experience. Starting in 1972, he worked for a number of London casinos and has experience in the primary casino table games. From 1987 to 1992, Mr. Fonseca was Regional Gaming Manager of Sun International (Bophuthatswana) Ltd.

      Quinton Boshoff, the Senior Vice President Slot Operations of RAS and a director since June 1996, entered the gaming business in southern Africa in 1979. As Regional Slots Manager of Sun International (Bophuthatswana) Ltd., Mr. Boshoff led a team in marketing, security and operating procedures with respect to slot development. In 1992 Mr. Boshoff came to the U.S. as a member of the original team that set up SCA.

      Jeff Smith, the Treasurer, Secretary and Financial Controller of RAS since June 1996, has been involved in the casino and resort industry for over 10 years. From 1986 to 1991, Mr. Smith was an accountant at Ernst & Young LLP. Mr. Smith joined SCA in 1991 and has been involved in the openings of all three U.S. properties.

      The Swiss Parent's reputation is as the pioneer of casino games in Switzerland. Since 1993, the Swiss Parent has established strategic alliances with "Kursaals" (gaming and entertainment facilities under municipal control) and, in conjunction with these entities, operates gaming facilities in Locarno, Bern, Geneva, Thun, Schaffhausen, Rheinfelden, and, in a joint venture with Casinos Austria, Lugano, Luzern and St. Moritz. In addition to gaming, all of these operations offer restaurants, bars and entertainment facilities. The Swiss Parent operates a casino in The Hague, Netherlands as well as 13 "arcades" in Great Britain.

ITEM 6.  EXECUTIVE COMPENSATION.

 SUMMARY COMPENSATION TABLE

      The following sets forth the annual compensation for services in all capacities to the Partnership and RAS for the fiscal years ended December 31, 1998 and 1997 of Mr. McMullan, the President and Chief Executive Officer of RAS, the Partnership's general partner, and Messrs. Tipton, Fonseca, Boshoff and Smith, the remaining executive officers of RAS.

                                                                         ANNUAL COMPENSATION
                                                           ------------------------------------------------
                                                                                                  OTHER            ALL OTHER
NAME AND PRINCIPAL POSITION(1)                YEAR           SALARY             BONUS       COMPENSATION(2)     COMPENSATION(3)
------------------------------                ----           ------             -----       ---------------     ---------------

Brian McMullan............................     1998         $325,000           $  ---            $68,728           $  55,986
  President and Chief Executive Officer        1997          275,000            10,781            71,151             107,167

John Tipton...............................
  Senior Vice President, Chief Financial       1998         $275,000           $  ---            $57,205            $ 46,509
  Officer and General Counsel                  1997          225,000             5,391            62,718              97,761

Jim Fonseca...............................
Senior Vice President                          1998         $275,000           $  ---            $73,030            $ 42,530
  Gaming Operations                            1997          225,000             5,391            59,347              93,757

Quinton Boshoff...........................     1998         $175,000           $  ---            $64,526            $ 32,662
 Senior Vice President  Slot Operations        1997          150,000             5,391            54,715              82,024

Jeff Smith................................
Treasurer, Secretary and                       1998         $150,000           $  ---            $ 8,653            $ 17,486
  Financial Controller                         1997          125,000              ---              5,932              65,936

(1) Executive officers of RAS are compensated by SCR, a wholly-owned subsidiary of SCA, and neither the Partnership nor RAS pays any compensation to any of the executive officers. See Item 7, "Certain Relationships and Related Transactions."

(2) Each perquisite or other personal benefit exceeding 25.0% of the total perquisites and other personal benefits for each named executive officer is:



                                                 TAXES FOR LIFE
                                                 INSURANCE
NAME                                             PREMIUMS AND
----                                   YEAR      CAR ALLOWANCE      CAR ALLOWANCE      OTHER
                                       ----      ---------------    -------------      -----

Brian McMullan .................       1998          $32,860            $27,000        $8,868
                                       1997           38,164             29,030          ---

John Tipton ....................       1998          $26,261            $27,000        $3,944
                                       1997           30,499             29,030          ---

Jim Fonseca ....................       1998          $30,454            $37,000        $5,576
                                       1997           27,244             29,030          ---

Quinton Boshoff ................       1998          $23,582            $37,000        $3,944
                                       1997           19,243             29,030          ---

Jeff Smith                             1998           $5,509              ---          $3,144
                                       1997            5,157              ---            ---

(3) Items included in "All Other Compensation" are:


                                                  ONE-TIME      EXECUTIVE LIFE
                                                   MOVING       INSURANCE           401(k)
NAME                                    YEAR      ALLOWANCE     PREMIUMS            CONTRIBUTIONS
----                                    ----      ---------     --------            -------------

Brian McMullan .................        1998     $    ---         $47,186             $ 8,800
                                        1997       50,000          46,867              10,300

Jim Tipton .....................        1998     $    ---         $37,709             $ 8,800
                                        1997       50,000          37,461              10,300

Jim Fonseca ....................        1998     $    ---         $33,730             $ 8,800
                                        1997       50,000          33,457              10,300

Quinton Boshoff ................        1998     $   ---          $23,862              $8,800
                                        1997       50,000          23,631               8,393

Jeff Smith .....................        1998     $   ---           $9,202              $8,284
                                        1997       50,000           9,061               6,875

COMPENSATION OF DIRECTORS

         RAS does not pay any fees or other compensation (other than reimbursement of expenses incurred to attend meetings) to directors for their services in that capacity.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Neither the Partnership, RAS, SCA or Seven Circle Resorts, Inc. ("SCR"), a wholly-owned subsidiary of SCA, has a compensation committee or other committee of the board of directors which performs a similar function. Each of the executive officers' compensation, which is paid by SCR was determined by Messrs. Jecklin, McMullan and Tipton. Each of the directors of RAS is a director of SCR. See Item 7, "Certain Relationships and Related Transactions."

EMPLOYMENT AGREEMENTS AND EQUITY ARRANGEMENTS

         There are no employment agreements between either the Partnership and RAS and any of the directors or executive officers of RAS or senior operating management of the Partnership or RAS. Messrs. McMullan, Tipton, Fonseca and Boshoff, however, are employees of SCR, a wholly-owned subsidiary of SCA, and each has an employment agreement which may be terminated by the employee or SCR with 90 days prior written notice. As employees of SCR, each of Messrs. McMullan, Tipton, Fonseca and Boshoff currently are engaged, and in the future will engage, in the development and management of SCR's other businesses and properties. They will devote only as much of their time to the business of the Partnership as they, in their judgment, deem to be reasonably required, which will be less than their full time. These officers may experience conflicts of interest in allocating management time, services and functions among the Partnership and the various other business activities of SCR. See
Item 7, "Certain Relationships and Related Transactions."

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

MANAGEMENT FEES

         Pursuant to the terms of the Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), RAS is entitled to 3.0% of monthly net revenues of the Partnership and 6.0% of the monthly EBITDA with the net revenue fee deducted each calendar month, as compensation for management of the Partnership. The maximum amount of compensation payable to RAS, however, shall not exceed 10.0% of the Partnership's total net revenue. Distribution of these fees shall be made on a quarterly basis, subject to the terms of the Indenture and the Credit Agreement. Such compensation shall be subordinated to the Senior Subordinated Notes and the Mortgage Notes.

         Substantial management and general and administrative services, including the services of Messrs. McMullan, Tipton, Fonseca, Boshoff and Smith, certain members of additional senior management, certain clerical and administrative employees, and certain other general and administrative support including office space, will be provided to the Partnership by SCA either directly or through SCR, its wholly-owned subsidiary. All executive officers of the Partnership will be compensated by SCR and neither the Partnership nor RAS will pay any compensation to any of the Partnership's executive officers. In consideration of the foregoing, in 1998 the Partnership paid to SCR a fee of approximately $2.0 million plus 65.0% (approximately $200,000) of SCR's overhead. The fee is subject to negotiation annually between the Partnership and SCR. The current fee was not, and any future fee will not be, the result of arms-length negotiation between the Partnership and SCR.

OPTION AND RIGHT OF FIRST OFFER

         Prior to December 31, 1997, the Partnership assigned its option rights on a 22.5-acre parcel (the "Option Parcel") adjacent to the Resort Casino to SCA through a preferential distribution subject to the approval of HHP. The right to purchase the Option Parcel was originally purchased by the Partnership for $1.2 million. It is anticipated that a new entity will be established for any development of the Option Parcel. Any interest retained by SCA in the Option Parcel development and any other economic benefit from the Option Parcel will be shared by the partners based upon their Partnership Interests.

         The Partnership currently holds the Rights of First Offer with respect to four other potential gaming sites in Summerlin. If the Partnership is given a notice to exercise its Rights of First Offer, and it elects to exercise such right, it must first attempt to develop and finance such site under the terms of the Indenture and Credit Agreement. If, however, the financing of such site is restricted under the Indenture and Credit Agreement, the Partnership will be permitted to assign such rights to an affiliate of SCA in exchange for an equity interest in such affiliate provided, however, that SCA owns at least 85.0% of such affiliate. The determination of the value of the Rights of First Offer that may be assigned to the affiliate of SCA will be determined by the general partner of the Partnership, currently RAS, a wholly-owned subsidiary of SCA. RAS currently holds a 1.0% interest in the Partnership as the general partner. SCA also owns a limited partnership Interest that represents 75.6% of the Partnership's total Interests, excluding the Note Warrants.

ARCHITECT'S LIMITED PARTNERSHIP INTEREST

         Christiana L. P., an entity controlled by Mr. Steelman, the principal of the Architect, owns a 4.2% limited partnership Interest in the Partnership. The Partnership entered into the December 29, 1997 American Institute of Architects "Standard Form of Agreement between Owner and Architect where the Construction Manager is NOT a Constructor - Construction Manager - Advisor Edition" between the Partnership and the Architect (the "Architect Agreement") prior to December 31, 1997, pursuant to which the Architect shall be paid compensation of approximately $2.4 million and any reimbursable expenses. The Architect Agreement also provides for additional expenditures of up to approximately $2.3 million primarily for third party engineering, landscaping and other consulting fees.

CERTAIN BUSINESS RELATIONSHIPS

         Mr. Jecklin, the Chairman of the Board of RAS, is the Chairman of the Board of SCA and the Swiss Parent. Additionally, Messrs. McMullan, Tipton, Fonseca, Boshoff and Smith, the executive officers of RAS, also serve as executive officers of SCA.

ITEM 8.  LEGAL PROCEEDINGS.

         The Company is not presently involved in any material legal proceedings, nor, to its knowledge, are any material claims threatened against the Company or its properties other than claims arising in the ordinary course of business.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED MATTERS.

         The Interests do not have an established trading market. The Partnership does not intend to list the Interests on any national securities exchange or seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The Partnership does not intend to make a market in the Interests, nor is it obligated to do so.

         On December 31, 1997, the Partnership and RAS issued 100,000 units consisting of $1,000 principal amount of Series A 13% Senior Subordinated PIK Notes Due 2007 ("Series A Senior Subordinated Notes"), all of which were later exchanged for the Senior Subordinated Notes, and a warrant to purchase one share of common stock (a "Corporate Warrant") in RAS Warrant Co. ("Warrant Co."), which may be exchanged for a warrant to purchase one limited partnership Interest representing 0.00008% of the total partnership interest in the Partnership (an "L.P. Warrant," and collectively with the Corporate Warrants, the "Note Warrants") at the purchaser's election. Warrant Co. is a wholly-owned subsidiary of SCA. Each L.P. Warrant entitles the holder to acquire through December 15, 2007, one Interest representing 0.00008% of the total partnership interest in the Partnership at a price per L.P. Warrant of $0.01, subject to the provisions of the partnership agreement and adjustments from time to time upon the occurrence of certain changes in the terms of the partnership interests, distributions, and certain issuances of options or convertible securities. Holders of L.P. Warrants do not by virtue of being such holders have any rights as limited partners of the Partnership. As of September 30, 1998, there were 100,000 outstanding L.P. Warrants, all of which were held by Warrant Co.

         Distributions of available cash, if any, and allocation of net income or loss are as set forth in the Agreement of Limited Partnership, as amended, of the Partnership (the "Partnership Agreement"). See Item 11, "Description of Registrant's Securities to be Registered."

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

         On December 31, 1997, the Partnership and RAS issued 100,000 units, in the original principal amount of $100.0 million, consisting of $1,000 principal amount of Series A Senior Subordinated Notes and a Corporate Warrant which may be exchanged for an L.P. Warrant, at the purchaser's election, in accordance with Rule 144A promulgated under the Securities Act of 1933 ("Rule 144A"). The Partnership and RAS subsequently filed a Form S-4 Registration Statement with the Securities and Exchange Commission seeking to exchange the Series A Senior Subordinated Notes for the Senior Subordinated Notes. On June 29, 1998, the Securities and Exchange

Commission declared the Form S-4 Registration Statement of the Partnership and RAS effective, and the Partnership and RAS initiated an exchange offer to the holders of the outstanding Series A Senior Subordinated Notes, enabling each holder to exchange Series A Senior Subordinated Notes for the Senior Subordinated Notes. The exchange offer expired on July 29, 1998, at which time all Series A Senior Subordinated Notes were exchanged.

         On December 31, 1997, the Partnership and RAS also issued, as joint and several obligors, $100.0 million of Mortgage Notes, of which $60.0 million was drawn at closing, in a private placement pursuant to Rule 144A. The initial purchaser of the Series A Senior Subordinated Notes and the Mortgage Notes was NatWest Capital Markets Limited. The remaining $40.0 million was drawn on December 31, 1998.

         In December 1998, the Partnership issued 235,542 partnership Interests to SCH, an affiliate of SCA, for an aggregate purchase price of $8.5 million. SCH currently holds 17.0% of the outstanding partnership Interests of the Partnership. The Interests were issued pursuant to an exemption from registration provided by Regulation D promulgated under Section 4(2) of the Securities Act. The Partnership did not utilize a placement agent in the placement of the Interests offered.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The Partnership intends to register its limited partnership Interests. The Interests do not have dividend, conversion or redemption rights or sinking fund provisions. Pursuant to the terms of the Partnership Agreement, holders of Interests are entitled to vote in certain instances, including the transfer of Interests and the sale or disposition of the Resort Casino. Unless otherwise agreed by the partners or restricted by the Credit Agreement or the Indenture, the Partnership is required to distribute the cash flow of the Partnership quarterly to the partners in accordance with their percentage holdings of Interests. In the event of dissolution, the property and assets of the Partnership shall not be distributed to the partners unless the partners owning at least 75.0% of the outstanding Interests (including the general partner interest) approve such distribution. An Interest may not be transferred by a partner if the transfer will cause the termination of the Partnership for federal income tax purposes or cause the Partnership to be taxed other than as a partnership. Any transfer of an Interest requires the consent of the general partner, currently RAS. The Partnership Agreement requires the Partnership to have no more than 100 partners at any time.

         The Partnership's net income and net loss for each fiscal year shall be allocated among the partners in accordance with their partnership interests.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         As permitted under the Nevada General Corporation Law, the Partnership Agreement and the Bylaws of RAS eliminate the personal liability and provide for the indemnification of the partners, officers, directors, employees, agents or affiliates of the Partnership or RAS for any damages, actions, suits or proceedings provided that such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Partnership or RAS, as applicable, and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

         The Bylaws of RAS also provide for indemnification of officers and directors of RAS and persons who serve at the request of RAS as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise, to the full extent allowed by Nevada law. The Nevada General Corporation Law authorizes indemnification of officers, directors and persons serving other entities in certain capacities at the request of the corporation, subject to certain conditions and limitations set forth therein, against all expenses and liabilities incurred by or imposed upon them as a result of actions, suits and proceedings brought against them in such capacity if they acted in good faith, in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action, they had reasonable cause to believe the conduct was lawful.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         See Index to the Financial Statements on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         Not applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(a)     Financial Statements.  See page F-1 for an Index to the Financial
        Statements.

(b)     Exhibits.

Exhibit No.
-----------
   2.1        December 22, 1997 Purchase Agreement.*

   3.1        Certificate of Limited Partnership of The Resort at Summerlin, Limited
              Partnership.*

   3.2        Agreement of Limited Partnership, as amended, of The Resort at
              Summerlin, Limited Partnership.*

   3.3        Articles of Incorporation of The Resort At Summerlin, Inc.*

   3.4        Bylaws of The Resort at Summerlin, Inc.*

   4.1        December 31, 1997 Indenture*

   4.2        December 30, 1997 Exchange and Registration Rights Agreement.*

   4.3        December 30, 1997 Registration Rights and Limited Partners' Agreement.*

   4.4        December 30, 1997 Warrant Agreement for L.P. Warrants.*

   4.5        December 30, 1997 Warrant Agreement for Corporate Warrants.*

   4.6        Disbursement Agreement dated December 31, 1997.*

   4.7        Subordinated Notes Proceeds Accounts Agreement dated December 31, 1997.*

   4.8        Mortgage Notes Proceeds Account Agreement dated December 31, 1997.*

   4.9        Interest Escrow Account Agreement dated December 31, 1997.*

   4.10       Partnership Funds Account Agreement dated December 31, 1997.*

   4.11       December 31, 1997 Global Note.*

   4.12       Form of L.P. Warrants.*

   4.13       Form of Corporate Warrants.*

   10.1       December 22, 1997 Construction Contract.*

   10.2       December 16, 1997 License Agreement between RAS and Regent Hotels
              Worldwide, Inc.*

   10.3       December 29, 1997 Architect Agreement between RAS and Paul Steelman, Ltd.*

   10.4       August 15, 1996 Development Declaration and Option to Repurchase between
              RAS and Howard Hughes Properties, Limited Partnership.*

   10.5       August 15, 1996 Royalty Agreement between RAS and Howard Hughes Properties,
              Limited Partnership.*

   10.6       December 22, 1997 Guaranty of Completion of J.A. Jones, Inc.*

   10.7       December 31, 1997 Credit Agreement.*

   10.8       December 30, 1997 Subordinated Notes Proceeds Agreement.*

   10.9       Golf Course Agreement.*

   10.10      January 13, 1998 Construction Management Contract.*

   10.11      December 22, 1998 Settlement Agreement among J.A. Jones Construction, The
              Resort at Summerlin, Inc. and The Resort at Summerlin, Limited Partnership.*

   23.1       Consent of Ernst & Young LLP. **

   27.1       Financial Data Schedule.**

-------------------------------------
*    Filed previously.

**   Filed herewith.

(c)  Reports on Form 8-K.

     On January 5, 1998, the Partnership and RAS filed a Form 8-K with the Securities and Exchange Commission regarding the settlement of certain items with J.A. Jones. See Footnote 6 to Financial Statements, "Commitments and Contingencies - Construction Agreement."

FORWARD-LOOKING STATEMENTS

This Registration Statement contains certain "forward-looking statements" which represent the Partnership's expectations or beliefs, including, but not limited to, statements concerning industry performance and the Partnership's operations, performance, financial condition, plans, growth and strategies. Any statements contained in this Registration Statement which are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "anticipate," intent," "could," estimate" or continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Partnership's control, and actual results may differ materially depending on a variety of important factors many of which are beyond the control of the Partnership.

                                   SIGNATURES

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     THE RESORT AT SUMMERLIN, LIMITED
                                                PARTNERSHIP
                                     By:    The Resort at Summerlin, Inc., a Nevada corporation,
                                            Its General Partner

Date: February 2, 1999               By:    /s/ Brian McMullan
      -----------                      ------------------------------------------------
                                       Brian McMullan
                                       Its: President and Chief Executive Officer
                                       (Principal Executive Officer)

Date: February 2, 1999               By:   /s/ John J. Tipton
      -----------                      ------------------------------------------------
                                       John J. Tipton
                                       Sr. Vice President, Chief Financial Officer and
                                       General Counsel (Principal Financial Officer)

                               POWERS OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brian McMullan and John Tipton, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents of any of them, or any substitute or substitutes, lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                           TITLE                                                  DATE
---------                           -----                                                  ----
/s/ Brian McMullan                  President/ Chief Executive Officer/ Director           February 2, 1999
-----------------------------       (Principal Executive Officer and Member of the
    Brian McMullan                  Board of Directors of The Resort at Summerlin,
                                    Inc., the general partner of The Resort at
                                    Summerlin, Limited Partnership)

/s/ John Tipton                     Senior Vice President/ Chief Financial                 February 2, 1999
-----------------------------       Officer/General Counsel/Director
    John Tipton                     (Principal Financial Officer and Member of the
                                    Board of Directors of The Resort at Summerlin,
                                    Inc., the general partner of The Resort at
                                    Summerlin, Limited Partnership)

/s/ Jeff Smith                      Treasurer, Secretary and Financial Controller            February 2, 1999
-----------------------------       (Principal Accounting Officer of The Resort at
    Jeff Smith                      Summerlin, Inc., the general partner of The
                                    Resort at Summerlin, Limited Partnership)

/s/ Hans Jecklin                    Chairman of the Board of Directors of The                February 2, 1999
-----------------------------       Resort at Summerlin, Inc., the general partner
     Hans Jecklin                   of The Resort at Summerlin, Limited Partnership

/s/ Christiane Jecklin              Member of the Board of Directors of The Resort           February 2, 1999
-----------------------------       at Summerlin, Inc., the general partner of The
    Christiane Jecklin              Resort at Summerlin, Limited Partnership

/s/ Jim Fonseca                     Member of the Board of Directors of The Resort           February 2, 1999
-----------------------------       at Summerlin, Inc., the general partner of The
    Jim Fonseca                     Resort at Summerlin, Limited Partnership

/s/ Quinton Boshoff                 Member of the Board of Directors of The Resort           February 2, 1999
-----------------------------       at Summerlin, Inc., the general partner of The
    Quinton Boshoff                 Resort at Summerlin, Limited Partnership

                                       29

                 THE RESORT AT SUMMERLIN, LIMITED PARTNERSHIP
                        (A DEVELOPMENT STAGE COMPANY)

                             FINANCIAL STATEMENTS

                YEAR ENDED DECEMBER 31, 1997, THE PERIOD FROM
                     INCEPTION THROUGH DECEMBER 31, 1996,
        THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997 (UNAUDITED)
     AND THE PERIOD FROM INCEPTION THROUGH SEPTEMBER 30, 1998 (UNAUDITED)


                              TABLE OF CONTENTS


Report of Independent Auditors ......................................F-2

Audited Financial Statements

      Balance Sheets  ...............................................F-3
      Statements of Operations ......................................F-4
      Statements of Partnership Interests ...........................F-6
      Statements of Cash Flows ......................................F-7

Notes to Financial Statements .......................................F-9

                        Report of Independent Auditors


Partners
The Resort at Summerlin, Limited Partnership

We have audited the accompanying balance sheets for The Resort at Summerlin, Limited Partnership (a development stage company) as of December 31, 1997 and 1996, and the related statements of operations, partnership interests, and cash flows for the year ended December 31, 1997, and the period from inception through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for the year ended December 31, 1997, and the period from inception through December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Ernst & Young
Denver, Colorado
March 5, 1998

                  The Resort at Summerlin, Limited Partnership
                                 Balance Sheets
                          (a development stage company)

                                                                   SEPTEMBER 30,         DECEMBER 31,           DECEMBER 31,
                                                                       1998                  1997                   1996
                                                                   -------------         -----------           -------------
                                                                    (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents ................................            $69,074,653        $175,487,660            $         -
  Investments ..............................................             41,966,144                   -                      -
  Interest receivable ......................................                267,079              24,167                      -
  Restricted investments....................................              3,150,000                   -                      -
  Prepaid leasing costs ....................................                140,500                   -                      -
                                                                        -----------         -----------             ----------
Total current assets                                                    114,598,376         175,511,827                      -

Property and equipment:
  Land .....................................................             16,628,459          16,628,459             16,628,459
  Land improvements ........................................                425,000                   -                      -
  Deposits .................................................              2,223,164                   -                      -
  Construction in progress .................................             82,812,010           3,782,333                526,088
  Furniture, fixtures and equipment.........................              1,558,289             573,000                      -
                                                                        -----------          ----------             ----------
                                                                        103,646,922          20,983,792             17,154,547
   Accumulated depreciation ................................               (319,384)           (112,680)                     -
                                                                        -----------          ----------             ----------
                                                                        103,327,538          20,871,112             17,154,547

Restricted investments......................................              9,250,000          12,400,000                      -
Debt issuance costs.........................................             11,806,724          12,561,721                      -
Licensing costs.............................................                158,333              50,000                      -
Preopening costs............................................              8,895,991           4,838,812                907,534
Option fee..................................................                      -                  -                 583,900
                                                                       ------------        ------------            -----------
Total assets................................................           $248,036,962        $226,233,472            $18,645,981
                                                                       ============        ============            ===========

LIABILITIES
Current liabilities:
   Accounts payable ........................................           $    106,026        $    158,471            $         -
   Construction and preopening payables.....................             14,514,486             619,373                      -
   Related party payable....................................                 38,561             348,459                      -
   Interest payable.........................................              5,480,995                  -                       -
                                                                          ---------          ----------             ----------
Total current liabilities...................................             20,140,068           1,126,303                      -

Long-term debt, net of discount.............................            160,265,028         154,131,067                      -
Warrants redeemable for partnership interests...............             12,843,343           5,869,565                      -
                                                                         ----------           ---------             ----------
Total liabilities...........................................            193,248,439         161,126,935                      -

PARTNERSHIP INTERESTS
General partner interest....................................                675,000             675,000                500,000
Limited partners' interests.................................             65,130,283          65,130,283             18,230,439
Deficit accumulated during development stage................            (11,016,760)           (698,746)               (84,458)
                                                                       ------------           ---------               --------
Total partnership interests.................................             54,788,523          65,106,537             18,645,981
                                                                         ----------          ----------             ----------
 Total liabilities and partnership interests................           $248,036,962        $226,233,472            $18,645,981
                                                                       ============        ============            ===========

                             See accompanying notes.

                  The Resort at Summerlin, Limited Partnership
                            Statements of Operations
                          (a development stage company)



                                                                  NINE MONTHS ENDED                       PERIOD FROM
                                                                    SEPTEMBER 30,                      INCEPTION THROUGH
                                                               1998                  1997              SEPTEMBER 30, 1998
                                                           -------------         ------------          ------------------
                                                                      (Unaudited)                          (Unaudited)

   Revenue ....................................               $         -             $       -             $          -

   Costs and expenses:
      General and administrative...............                   476,537               345,144                1,054,880
      Depreciation and amortization ...........                 1,603,444                     -                1,716,756
                                                               ----------             ---------               ----------
                                                                2,079,981               345,144                2,771,636

   Other income (expense):
      Interest income..........................                 6,491,435                     -                6,532,690
      Warrant interest expense ................                (6,973,778)                    -               (6,973,778)
      Interest expense ........................                (7,755,690)                    -               (7,804,036)
                                                               ----------             ---------               ----------
                                                               (8,238,033)                    -               (8,245,124)
                                                               ----------             ---------               ----------

   Net loss   .................................              $(10,318,014)            $(345,144)            $(11,016,760)
                                                             ============             =========             ============


                             See accompanying notes.

                  The Resort at Summerlin, Limited Partnership
                            Statements of Operations
                          (a development stage company)




                                                                                                         PERIOD FROM
                                                                            YEAR ENDED                INCEPTION THROUGH
                                                                         DECEMBER 31, 1997            DECEMBER 31, 1996
                                                                         -----------------            -----------------
   Revenues ...................................................             $       -                    $       -

   Costs and expenses:
      General and administrative ..............................               493,885                       84,458
      Depreciation and amortization............................               113,312                            -
                                                                            ----------                   ----------
                                                                              607,197                       84,458

   Other income (expense):
      Interest income..........................................                41,255                            -
      Interest expense.........................................               (48,346)                           -
                                                                            ----------                   ----------
                                                                               (7,091)                           -
                                                                            ----------                   ----------

   Net loss   .................................................             $(614,288)                   $ (84,458)
                                                                            ==========                   ==========








                             See accompanying notes.

                  The Resort at Summerlin, Limited Partnership
                       Statements of Partnership Interests
                          (a development stage company)




                                                                                                 DEFICIT
                                                                                               ACCUMULATED
                                                         GENERAL              LIMITED             DURING              TOTAL
                                                         PARTNER             PARTNERS'         DEVELOPMENT         PARTNERSHIP
                                                         INTEREST            INTERESTS            STAGE             INTERESTS
                                                         --------            ---------        -------------       -------------

Balance at August 15, 1996 (inception)                    $      -          $         -        $         -         $          -
   Capital contributions by partners..................     500,000           18,230,439                  -           18,730,439
   Net loss...........................................           -                    -            (84,458)             (84,458)
                                                           -------           ----------            --------            --------
Balance at December 31, 1996                               500,000           18,230,439            (84,458)          18,645,981
   Capital contributions by partners .................     175,000           48,081,046                  -           48,256,046
   Distribution of non-cash asset.....................           -           (1,181,202)                 -           (1,181,202)
   Net loss..........................................            -                    -           (614,288)            (614,288)
                                                           -------           ----------           ---------          ----------
Balance at December 31, 1997..........................     675,000           65,130,283           (698,746)          65,106,537
   Net loss (unaudited)...............................           -                    -        (10,318,014)         (10,318,014)
                                                          --------          -----------       -------------        ------------
Balance at September 30, 1998 (unaudited).............    $675,000          $65,130,283       $(11,016,760)         $54,788,523
                                                          ========          ===========       =============        ============







                             See accompanying notes.

                  The Resort at Summerlin, Limited Partnership
                            Statements of Cash Flows
                          (a development stage company)

                                                                                 NINE MONTHS ENDED                   PERIOD FROM
                                                                                   SEPTEMBER 30,                  INCEPTION THROUGH
                                                                              1998               1997            SEPTEMBER 30, 1998
                                                                            --------           --------          ------------------
                                                                                   (Unaudited)                       (Unaudited)
OPERATING ACTIVITIES
Net loss......................................................              $(10,318,014)    $     (345,144)         $(11,016,760)
Adjustments to reconcile net loss to net
   cash provided by (used in) operating activities:
      Depreciation and amortization...........................                 1,620,984                  -             1,716,756
      Non-cash interest expense for warrant put options.......                 6,973,778                  -             6,973,778
      Interest capitalized to construction in progress........                (6,945,359)                 -            (6,952,291)
      Interest paid by issuance of
        Senior Subordinated Notes.............................                 5,955,000                  -             5,955,000
      Changes in operating assets and liabilities:
        Interest receivable...................................                  (242,912)                 -              (267,079)
        Prepaid expenses......................................                  (140,500)                 -              (140,500)
        Interest payable......................................                 5,425,717                  -             5,480,995
                                                                           -------------      -------------         -------------
Net cash provided by (used in) operating activities...........                 2,328,694           (345,144)            1,749,899

INVESTING ACTIVITIES
Acquisition of property and equipment.........................               (75,717,771)          (732,015)          (96,694,631)
Preopening costs..............................................                (4,057,179)                 -            (6,245,555)
Increase (decrease) in construction
   and preopening payables....................................                13,588,048         (2,912,976)           14,676,613
Purchase of investments.......................................               (41,966,144)                 -           (41,966,144)
Investment in licensing costs.................................                  (108,333)                 -              (158,333)
Investment in option fee......................................                         -           (597,312)           (1,181,212)
                                                                           -------------      -------------         -------------
Net cash used in investing activities.........................              (108,261,379)        (4,242,303)         (131,569,262)

FINANCING ACTIVITIES
Capital contribution from General Partner.....................                         -                  -               675,000
Capital contributions from limited partners...................                         -          4,855,457            63,661,059
Issuance of First Mortgage Notes..............................                         -                  -            60,000,000
Issuance of Senior Subordinated Notes.........................                         -                  -           100,000,000
Debt issuance costs...........................................                  (480,322)          (104,490)          (13,042,043)
Increase in restricted assets.................................                         -                  -           (12,400,000)
                                                                           -------------      -------------         -------------
Net cash provided by (used in) financing activities...........                  (480,322)         4,750,967           198,894,016
                                                                           -------------      -------------         -------------

Net change in cash and cash equivalents.......................              (106,413,007)           163,520            69,074,653
Cash and cash equivalents at beginning of period..............               175,487,660                  -                     -
                                                                           -------------      -------------         -------------
Cash and cash equivalents at end of period....................             $  69,074,653      $     163,520         $  69,074,653
                                                                           =============      =============         =============

SUPPLEMENTAL INFORMATION
Preopening costs incurred and paid by SCA on
   behalf of The Resort at Summerlin, L.P.....................             $           -      $   1,720,439         $   2,650,436
Distribution of non-cash asset................................                         -                  -             1,181,202

                             See accompanying notes.

                  The Resort at Summerlin, Limited Partnership
                            Statements of Cash Flows
                          (a development stage company)



                                                                                                         PERIOD FROM
                                                                               YEAR ENDED             INCEPTION THROUGH
                                                                            DECEMBER 31, 1997         DECEMBER 31, 1996
                                                                            -----------------         -----------------
OPERATING ACTIVITIES
Net loss.........................................................             $    (614,288)              $    (84,458)
Adjustments to reconcile net loss to net
   cash used in operating activities:
      Depreciation...............................................                   113,312                          -
      Changes in operating assets and liabilities:
        Interest receivable......................................                   (24,167)                         -
                                                                               ------------                    -------
Net cash used in operating activities............................                  (525,143)                   (84,458)

INVESTING ACTIVITIES
Acquisition of property and equipment............................                (3,829,245)               (17,154,547)
Preopening costs.................................................                (1,637,360)                  (551,016)
Increase in construction and preopening payables.................                   701,313                          -
Investment in licensing costs....................................                   (50,000)                         -
Investment in option fee.........................................                  (597,312)                  (583,900)
                                                                               ------------                -----------
Net cash used in investing activities............................                (5,412,604)               (18,289,463)

FINANCING ACTIVITIES
Capital contribution from General Partner........................                   175,000                    500,000
Capital contributions from limited partners......................                45,787,128                 17,873,921
Issuance of First Mortgage Notes.................................                60,000,000                          -
Issuance of Senior Subordinated Notes............................               100,000,000                          -
Debt issuance costs..............................................               (12,136,721)                         -
Increase in restricted assets....................................               (12,400,000)                         -
                                                                               ------------                 ----------
Net cash provided by financing activities........................               181,425,407                 18,373,921

Net change in cash and cash equivalents..........................               175,487,660                          -
Cash and cash equivalents at beginning of period.................                         -                          -
                                                                               ------------               ------------
Cash and cash equivalents at end of period.......................              $175,487,660               $          -
                                                                               ============               ============

SUPPLEMENTAL INFORMATION
Preopening costs incurred and paid by SCA on
   behalf of The Resort at Summerlin, L.P........................             $   2,293,918                   $356,618
Distribution of non-cash asset...................................                 1,181,202                          -
Accrued debt issuance costs......................................                   425,000                          -


                             See accompanying notes.

                  The Resort at Summerlin, Limited Partnership
                          Notes to Financial Statements
                          (a development stage company)

     (Information as of September 30, 1998 and 1997 and for the nine months then ended are unaudited)

                               September 30, 1998

1. SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

The Resort at Summerlin, Limited Partnership (the "Partnership") is majority owned by Swiss Casinos of America, Inc., formerly known as Seven Circle Gaming Corporation ("SCA"). It was formed on August 15, 1996 for the purpose of acquiring land and developing a casino resort in the Summerlin master planned community in Las Vegas, Nevada ("Summerlin"). The Resort at Summerlin, Inc. ("RAS Inc.") is a wholly owned subsidiary of SCA and serves as general partner of the Partnership. Swiss Casinos Holding AG ("SCH") owns 83% of SCA and is a limited partner in the Partnership. The ownership percentages in the Partnership of RAS Inc., SCA, SCH, and unaffiliated investors are 1.00%, 75.58%, 17.00% and 6.42%, respectively. The Partnership allocates earnings and losses to the partners in accordance with these percentages.

The Partnership purchased 54.5 acres of land located in Summerlin on which it is developing and plans to operate a resort facility (the "Resort"), to include a casino, hotel, conference center, spa, restaurants, and retail center. The land is zoned for gaming, and the Las Vegas City Council has granted the special use permit required to develop the proposed facility.

The Partnership is a development stage company as it is devoting substantially all of its efforts to develop the Resort. The Partnership has no current source of income and does not anticipate any material amounts until such time as the Resort is operational. The Resort is expected to open for business in the second quarter of 1999.

BASIS OF PRESENTATION

The accompanying unaudited financial statements as of September 30, 1998, for the nine months ended September 30, 1998 and 1997, and for the period from inception through September 30, 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of normal, recurring adjustments) necessary for a fair presentation have been included. Results for the interim periods are not necessarily indicative of the results to be expected for a full year.

CASH AND CASH EQUIVALENTS

Cash equivalents are highly liquid debt instruments with a maturity of three months or less when purchased. Cash equivalents are carried at cost which approximates fair value.

                  The Resort at Summerlin, Limited Partnership
                    Notes to Financial Statements (continued)
                          (a development stage company)


1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RESTRICTED INVESTMENTS

Restricted investments consist of funds held in escrow for future payment of interest incurred on the First Mortgage Notes (see Note 3) during the first five quarters following the opening of the Resort. Use of the escrow funds for each interest payment is subject to various financial tests. Any unused funds at the end of the five quarter period must be applied to the outstanding principal balance on the notes. As of December 31, 1997, all escrow funds were held in a cash equivalent fund. During 1998, this cash was used to purchase a short term investment. See Note 2.

CONSTRUCTION IN PROGRESS

Expenditures incurred for the design and construction of the Resort have been capitalized as construction in progress. These amounts are expected to be reclassified to buildings upon completion of the facility and will be depreciated over the useful life of the asset.

DEPOSITS

Deposits represent amounts paid to equipment vendors prior to receipt of the related equipment. The amounts will be reclassified to the appropriate fixed asset account upon receipt of the equipment.

DEPRECIATION

Property and equipment are stated at cost and are depreciated on a straight-line basis over the following estimated useful lives:

              Buildings.................................     30 years
              Furniture, fixtures and equipment.........    3-7 years

SHORT-TERM INVESTMENTS HELD TO MATURITY

Management determines the appropriate classification of debt securities at the time of purchase. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

The amortized cost of debt securities classified as held-to-maturity is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

DEBT DISCOUNT AND ISSUANCE COSTS

Debt discount and issuance costs are capitalized and amortized to expense based on the terms of the related debt agreements using the effective interest method or a method which approximates the effective interest method.

                  The Resort at Summerlin, Limited Partnership
                    Notes to Financial Statements (continued)
                          (a development stage company)


1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PREOPENING COSTS

Development costs incurred by the Partnership are currently being capitalized. These costs include legal fees, incremental personnel costs, travel, and other costs related to the development of the Resort. In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 entitled Reporting on the Costs of Start-up Activities ("SOP 98-5") which requires entities to expense costs of preopening activities as they are incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. Accordingly, the Partnership will adopt the statement in fiscal year 1999. Upon adoption, the Partnership is required to report the initial adoption as a cumulative effect of a change in accounting principle as described in Accounting Principles Board Opinion No. 20, Accounting Changes, during the first quarter of its fiscal year 1999 and expense subsequent preopening costs as incurred. The cumulative effect upon adoption will result in a one-time charge to income in an amount equal to the net book value of the Partnership's preopening costs. Under the Partnership's existing policy, the preopening expenses would have been expensed upon the opening of the Resort, which is currently expected to be during the second quarter of 1999.

LICENSING COSTS

The Partnership capitalizes certain license costs required for the operation of the casino, hotel and restaurants. These costs will be amortized over the term of the license (15 years for the hotel license), commencing with the opening of the Resort.

EXPENDITURES INCURRED BY SCA

Prior to 1998, SCA incurred various expenditures on behalf of the Partnership which are reflected as contributed capital on the books of the Partnership. These amounts primarily relate to salaries and personnel costs of employees who have devoted a portion of their time to the development of the Resort. During the nine months ended September 30, 1998 and 1997 and the years ended 1997 and 1996, these expenditures were $0, $1,720,439, $2,293,918 and $356,518, respectively. In accordance with the accounting policies noted above, the Partnership capitalized a portion of these costs as preopening costs and expensed amounts relating to general and administrative activities.

CAPITALIZATION OF INTEREST

The Partnership capitalizes interest costs on amounts expended on capital projects based upon the weighted average interest costs of borrowings outstanding during the period of construction. During the nine months ended September 30, 1998 and the year ended December 31, 1997, the Partnership capitalized interest costs of $6,945,359 and $6,932, respectively, as construction in progress.

INCOME TAXES

The Partnership is a limited partnership. Accordingly, no provision for federal or state income taxes was recorded because any taxable income or loss is included in the income tax returns of the partners.

                  The Resort at Summerlin, Limited Partnership
                    Notes to Financial Statements (continued)
                          (a development stage company)


1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the 1997 audited financial statements have been reclassified to conform with the 1998 presentation. These reclassifications had no effect on the Partnership's results of operations.

FINANCIAL INSTRUMENTS

The Partnership's financial instruments consist of cash, investments, accounts payable, accrued expenses, long-term debt and warrants redeemable for partnership interests. The carrying value of cash, accounts payable and accrued expenses approximate fair value. The carrying value of investments approximates the fair value due to the short term maturities of those instruments. The Partnership believes the fair values and the carrying value of the long-term debt and warrants would not be materially different due to the instruments' interest rates approximating market rates for similar projects at September 30, 1998 and December 31, 1997.

2. INVESTMENTS

As of September 30, 1998, all of the Partnership's investments and restricted investments were classified as held-to-maturity. These securities consist of U.S. governmental agency mortgage backed securities with contractual maturities of six to nine months. Carrying values of the investments approximate their fair values and gross unrealized gains and losses were not material.

3. LONG-TERM DEBT

                                                            SEPTEMBER 30,         DECEMBER 31,
                                                                1998                  1997
                                                            -------------         ------------
Long-term debt is comprised of the following:

First Mortgage Notes due 2004 ........................       $ 60,000,000         $ 60,000,000

Senior Subordinated Pay-in-Kind Notes due 2007........        105,955,000          100,000,000
   Original issue discount............................         (5,689,972)          (5,868,933)
                                                              -----------          -----------
                                                              100,265,028           94,131,067

Total long-term debt..................................       $160,265,028         $154,131,067
                                                             ============         ============

                  The Resort at Summerlin, Limited Partnership
                    Notes to Financial Statements (continued)
                          (a development stage company)


3. LONG-TERM DEBT (CONTINUED)

On December 31, 1997, the Partnership and RAS Inc. (the "Note Issuers") issued, as joint and several co-obligors, $100.0 million of First Mortgage Notes due March 31, 2004 (the "Mortgage Notes") of which $60.0 million was drawn at closing and $100.0 million of Senior Subordinated Notes due 2007 (the "Senior Subordinated Notes"). The Partnership borrowed the remaining $40.0 million of the Mortgage Notes on December 31, 1998. The Mortgage Notes Credit Agreement (the "Credit Agreement") and the Senior Subordinated Notes Indenture (the "Indenture") contain various covenants and restrictions as more fully described below.

MORTGAGE NOTES

Prior to the Resort opening for business, at the option of the Partnership, interest on the Mortgage Notes will accrue at the London Interbank Offered Rate ("LIBOR") for one or three month periods plus 4% or at the Base Rate (higher of Federal Reserve prime rate or federal funds rate plus one half of 1%) plus 3%. The interest rate was established at 11.5% on December 31, 1997, and subsequently adjusted to 9.7% in January 1998 and 9.0% in December 1998. Interest is payable on the last business day of each calendar quarter for Base Rate tranches and at the end of the applicable interest period but no less frequently than quarterly for LIBOR tranches. Subsequent to the opening of the Resort, the percentage above LIBOR or the base rate reference rates will decrease based on the debt ratios of the Partnership.

The Mortgage Notes are secured by a first perfected security interest in all assets comprising the Resort, including all real and personal property, all intangibles and all furniture, fixtures and equipment, together with title insurance. In addition, $12.4 million was deposited in an interest escrow account for the benefit of the Mortgage Note holders, which will support the interest payment obligations during the five fiscal quarters following the opening of the Resort (the "Commencement Date"). This amount has been reflected as restricted investments on the accompanying balance sheet.

Scheduled maturities of the Mortgage Notes are as follows (in millions):

              1998                                             $  -
              1999                                                -
              2000                                               12.5
              2001                                               14.5
              2002                                               19.0
              Thereafter                                         54.0
                                                            ------------
                                                               $100.0
                                                            ============

An amount equal to 75% of the first $15.0 million of excess cash flow, as defined in the Credit Agreement, and 25% of the excess cash flow above $15.0 million is due annually in addition to the above amounts.

The Credit Agreement contains certain covenants including those restricting additional indebtedness, liens, change of business, sale and purchase of assets, mergers and consolidations, investments thereafter with affiliates and financial covenants. At September 30, 1998, management believes the Note Issuers are in compliance with all covenants.

                  The Resort at Summerlin, Limited Partnership
                    Notes to Financial Statements (continued)
                          (a development stage company)


3. LONG-TERM DEBT (CONTINUED)

SENIOR SUBORDINATED NOTES

The Note Issuers issued 100,000 units consisting of $1,000 principal amount of 13% Senior Subordinated Notes due December 15, 2007 and an L.P. Warrant, which can be exchanged for a Corporate Warrant at the purchaser's election. The Partnership issued the L.P. Warrants and RAS Warrant Co. ("Warrant Co.") issued the Corporate Warrants (both warrants collectively referred to as the "Note Warrants"). Warrant Co. is a wholly-owned subsidiary of SCA and at September 30, 1998 and December 31, 1997, Warrant Co. had one share of common stock outstanding from a total of 100,001 authorized shares (see "Warrants" below). The Senior Subordinated Notes are unsecured and subordinated in right of payment to all existing and future senior indebtedness of the Note Issuers, including the Mortgage Notes.

Interest at the rate of 13% per annum of the principal is payable semiannually beginning in June 1998. The interest is payable either in cash or in additional Senior Subordinated Notes at the option of the Partnership through June 1999, and thereafter is payable in cash. In addition to the 13% coupon rate on the Senior Subordinated Notes, the Partnership accrues additional interest expense of 9.2% for a total of 22.2% (see "Warrants" below).

On or after December 15, 2002, the Senior Subordinated Notes may be redeemed at the Partnership's option in whole or in part at face value plus accrued and unpaid interest at the time of redemption. In addition, at any time prior to December 15, 2000, the Partnership may redeem up to 35% of the aggregate principal with the cash proceeds received from one or more public equity offerings at a redemption price equal to 113% of the principal amount, provided that at least $65.0 million of the original principal amount remains outstanding immediately after the redemption.

If the Nevada Gaming Commission (the "Commission") or the Nevada State Gaming Control Board (the "Board") (each a "Nevada Gaming Authority" or together the "Nevada Gaming Authorities") requires that a holder or beneficial holder of the Senior Subordinated Notes must be licensed, qualified or found suitable, and if the holder fails to apply or is not licensed, the Partnership has the option to redeem such Senior Subordinated Notes, at a redemption price as defined in the Indenture.

The restrictive covenants relating to the Senior Subordinated Notes will limit the incurrence of additional indebtedness, the payment of dividends on and the redemption of certain subordinated obligations, investments, sale of assets and subsidiary stock, transactions with affiliates and consolidations, mergers and transfers of all or substantially all the assets of the Partnership. At September 30, 1998, management believes the Note Issuers are in compliance with all covenants.

WARRANTS

Each L.P. Warrant will entitle the holder to acquire prior to December 15, 2007, one L.P. Partnership Interest representing 0.00008% of the total partnership interest in the Partnership at a price per L.P. Warrant of $0.01, subject to the provisions of the partnership agreement and adjustments from time to time upon the occurrence of certain changes in the terms of the partnership interests, distributions, and certain issuances of options or convertible securities.

                  The Resort at Summerlin, Limited Partnership
                    Notes to Financial Statements (continued)
                          (a development stage company)


3. LONG-TERM DEBT (CONTINUED)

Holders of L.P. Warrants will not by virtue of being such holders have any rights as limited partners of the Partnership.

Each Corporate Warrant will entitle the holder to acquire, prior to December 15, 2007, one share of common stock of Warrant Co. at a price of $0.01 per share, subject to certain adjustments from time to time upon the occurrence of certain changes in the Common Stock of Warrant Co. Upon the exercise of a Corporate Warrant, Warrant Co. will exercise an L.P. Warrant in the Partnership entitling it to the ownership percentage in the Partnership discussed above. Holders of Corporate Warrants will not, by virtue of being such holders, have any rights as stockholders of Warrant Co. At September 30, 1998, all warrants outstanding were Corporate Warrants.

In the event that any existing limited partner proposes to sell or otherwise transfer at least 15% of the total L.P. Partnership Interests, the holders of the Note Warrants and L.P. Partnership interests shall have the right to require such existing limited partner to cause the proposed purchaser to purchase, on the same terms and conditions, a percentage of the number of Note Warrants and the L.P. Partnership interests owned by each such holder.

In the event that any existing limited partner proposes to sell or transfer any L.P. Partnership Interests aggregating 51% or more of the total L.P. Partnership Interests, the existing Limited Partner shall have the right to require the holders of the Note Warrants and L.P. Partnership interests to sell on the same terms and conditions from each of them a percentage of the number of Note Warrants and L.P. Partnership Interests owned by each such holder.

If the Partnership has not completed an initial public equity offering of at least $50.0 million of gross proceeds with respect to the L.P. Partnership Interests on or before December 31, 2005, each holder of the Note Warrants will have, for a 30-day period beginning on April 15, 2006, or if the Mortgage Notes are prepaid prior to their maturity date, beginning on April 15, 2003, the one-time right to require the Partnership to purchase the Note Warrants at the takeout price, described below. The Partnership will have a one-time right, for a 30-day period beginning on October 15, 2006, or if the Mortgage Notes are prepaid prior to their maturity date, beginning on October 15, 2003, to purchase the Note Warrants on a pro rata basis, for a purchase price equal to the takeout price. The takeout price is defined as the greater of:

      - the value of the Note Warrants as determined by a formula based on eight times earnings before interest, taxes, depreciation and amortization ("EBITDA") for the fiscal year ending December 31, 2005, or if the Mortgage Notes are prepaid, for the fiscal year ending December 31, 2003; or

      - the value of the Note Warrants as determined by a formula based on eight times the average EBITDA for each of the fiscal years ending December 31, 2003, 2004, and 2005, or if the Mortgage Notes are prepaid, December 31, 2001, 2002, and 2003; or

      - an amount necessary to cause the Senior Subordinated Notes and the Note Warrants to create a bond equivalent internal rate of return of 20% from the issue date to the date of purchase.

The Partnership records interest expense at a total rate of 22.2% to account for the put option. Interest in excess of the stated Senior Subordinated Notes will be credited to warrant liability and either be settled in the terms above or upon the exercise of the warrants.

                  The Resort at Summerlin, Limited Partnership
                    Notes to Financial Statements (continued)
                          (a development stage company)


3. LONG-TERM DEBT (CONTINUED)

Pursuant to the Nevada Gaming Control Act, the Partnership may not issue an L.P. Partnership Warrant Interest to Warrant Co. or any other holder of a partnership warrant without the prior approval, licensing and registration, as applicable, of Warrant Co. or such other holder as a limited partner in the Partnership by the Nevada Gaming Authorities.

4. LEASE FINANCING AND UNSECURED DEBT

Under the terms of the Credit Agreement and the Indenture, the Partnership may obtain additional sources of liquidity, if necessary, including (i) up to $15.0 million of capital lease financing for furniture, fixtures and equipment, (ii) up to $5.0 million of unsecured debt and (iii) operating lease financing.

On August 6, 1998, the Partnership executed a commitment with a lease financing company for the credit facilities summarized below. The Partnership closed on the facilities on December 21, 1998:

      -  capital lease facility for up to approximately $15.0 million;

      -  operating lease facility for up to approximately $13.1 million; and

      -  unsecured credit facility for $5.0 million.

The capital lease facility may be used to finance various furniture, fixtures and equipment acceptable to the leasing company. The term of the facility will be 48 months at an anticipated interest rate of 10.3%. Maximum annual payments, including principal and interest, will be approximately $4.6 million. Upon expiration of the term, the Partnership may purchase the equipment for $1.

The operating lease facility may be used to lease new gaming devices, related systems, vehicles and equipment acceptable to the leasing company. The term of the facility will be 48 months at an anticipated imputed interest rate of 10.1%. Maximum annual payments under the facility will be approximately $3.4 million. Upon expiration of the term, the Partnership will be granted an option to (i) purchase all but not less than all of the equipment, by equipment category, at fair market value as determined by an independent appraiser, (ii) renew the facility for 12 months or (iii) return the equipment to the leasing company.

The unsecured credit facility will be available for 12 months beginning March 1, 1999. The Partnership will be required to give 45 days notice for each draw, which must be a minimum of $1.0 million and a maximum of $2.0 million. The Partnership will be required to pay 2.0% of each draw as a credit facility, legal and syndication fee at the time of closing each draw. Each loan will include a 2.0% original issue discount and be converted to a 24-month term note fully amortizing at an interest rate of 13.0%.

A commitment fee totaling $140,500 was paid on execution of the lease facility commitment on August 6, 1998. Upon closing the transaction on December 21, 1998, the fee was applied to the security deposit of the leases, and additional fees, rental payments and security deposits totaling $1,395,870 were paid.

                  The Resort at Summerlin, Limited Partnership
                    Notes to Financial Statements (continued)
                          (a development stage company)


5. LAND PURCHASE AND OPTION AGREEMENT

On May 22, 1996, Seven Circle Resorts, Inc. ("SCR"), an affiliated company, executed a Purchase and Option Agreement (the "Purchase Agreement") to purchase approximately 54.5 acres of property ("Sale Parcel") and to secure an option to acquire approximately 22 additional acres of property ("Option Parcel") in Las Vegas, Nevada, to construct and operate a resort hotel and casino. SCR assigned the Purchase Agreement to the Partnership on August 15, 1996.

LAND PURCHASE AGREEMENT

On August 15, 1996, the Partnership closed on the purchase of the Sale Parcel for $16,620,000. On January 7, 1998, the Partnership commenced grading and construction on the site, having substantially complied with all conditions outlined in the Purchase Agreement.

OPTION AGREEMENT

On August 15, 1996, the Partnership executed an option agreement ("Option Agreement"), paying $583,900 for the right to purchase the Option Parcel. The Option Agreement is valid until August 15, 2000.

The option purchase price is $5,839,000, plus an increase each anniversary date equal to inflation for the previous year. On the subsequent anniversary dates of the Option Agreement, the Partnership will be required to pay an additional option fee equal to 10% of the purchase price then in effect.

The amount of each option fee that exceeds the original option fee of $583,900 will be credited towards the option purchase price at closing. the Partnership can allow the option to lapse by failing to make an annual option fee payment.

On August 8, 1997, the Partnership paid and capitalized the second option fee of $597,312.

On December 27, 1997, the Partnership assigned the Option Agreement to SCA through a preferential distribution. A new company will be established to develop the option parcel. Any carried interest held by SCA in the Option Parcel development company and any other economic benefit derived from the Option Parcel will be shared by the Partners based on their ownership interests in the Partnership as of the date of the assignment.

6. COMMITMENTS AND CONTINGENCIES

LICENSING

As a condition of the Purchase Agreement, the Partnership, or an affiliate, was required to obtain a Nevada gaming license prior to the commencement of construction of the facility (see "Land Purchase Agreement" above). Seven Circle Resorts of Nevada, Inc. ("SCRN"), an affiliated company, was formed for this purpose.

                  The Resort at Summerlin, Limited Partnership
                    Notes to Financial Statements (continued)
                          (a development stage company)


6. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Effective September 5, 1997, the Board granted a distributor's gaming license to SCRN. The receipt of this gaming license indicates the Board and the Commission have found SCRN and its key principals suitable. In order to operate a casino, the Partnership will have to obtain a nonrestricted gaming license, for which it applied in June 1998. In addition to findings of suitability, the receipt of a nonrestricted gaming license requires the review by the Board and the Commission of several aspects of the proposed casino, including the source of funds, location, internal controls, surveillance systems and operating procedures. The Board and Commission may act upon the suitability and/or license certain key executives and other investors in the nonrestricted gaming operations. Because of the common ownership and control shared by SCRN and the Partnership, management believes the granting of SCRN's distributor's license has increased the likelihood that the Partnership's nonrestricted license application will be approved.

In the event the Partnership does not obtain a nonrestricted gaming license due to the ownership by one or more of the minority partners, the other partners have the right to purchase the noncomplying partner's ownership interest, thereby enabling receipt of the gaming license.

CONSTRUCTION AGREEMENT

The Partnership executed a construction contract for the Resort on the basis of the cost of work plus the fee payable to the general contractor, with a guaranteed maximum price of $133 million.

On December 22, 1998, RAS Inc. and the Partnership executed a Settlement Agreement (the "Settlement Agreement") with J.A. Jones Construction ("Jones") concerning a dispute which has arisen with respect to the cost and timing of the completion of the Resort Casino being developed by the Note Issuers. Pursuant to the Settlement Agreement, the Partnership will execute change orders and pay to Jones an additional $23.0 million (inclusive of $3.0 million previously budgeted for the completion of the second hotel at the Resort) for the completion of the Resort (the "Settlement Amount"), as set forth in the construction contract and including additional work as set forth in the change orders and the Settlement Agreement. In consideration of the execution of the change orders and the additional payments by the Partnership, the Note Issuers will not be responsible for any additional project costs necessary to accomplish substantial completion of the Resort on or before April 30, 1999 except as otherwise expressly set forth in the Settlement Agreement. Jones will be solely responsible, and indemnify the Note Issuers, for all costs of substantial completion except as otherwise expressly provided in the Settlement Agreement. If substantial completion of the Resort has not occurred on or before April 30, 1999, all delay and other penalties provided for in the construction contract shall commence as of April 30, 1999 and Jones shall not be entitled to any amounts for general conditions or any other payments of a similar nature from that date unless certain savings specified in the construction contract are achieved. In the Settlement Agreement, Jones has represented that it has reviewed all of the construction documents and determined that the Resort, including the second hotel, can be constructed "in a fashion and of a functionality, quality and level of aesthetics reasonably inferable from the architects' design to create a five-star rated property" and that Jones does not know of any reason that the Resort cannot be constructed as described in the Settlement Agreement or substantially completed or on before April 30, 1999 for the amount set forth in the construction contract as modified by the Settlement Agreement.

                  The Resort at Summerlin, Limited Partnership
                    Notes to Financial Statements (continued)
                          (a development stage company)


6. COMMITMENTS AND CONTINGENCIES (CONTINUED)

In addition to the payment of the Settlement Amount, the Settlement Agreement provides that depending upon Jones' profit under the construction contract as determined pursuant to accounting methodology set forth therein, Jones may be entitled to a bonus of up to $1.0 million provided that the Resort is substantially completed on or before April 30, 1999 and Jones meets interim construction progress milestones. The Settlement Agreement provides that under no circumstances shall the bonus exceed $1.0 million; no bonus shall be paid if the project is not substantially completed on or before April 30, 1999; and that the maximum potential bonus shall be subject to a $200,000 reduction for each of the progress milestones which are not met by Jones. In conjunction with the execution of the Settlement Agreement, the Partnership has received an additional $8.5 million equity contribution from SCH, an affiliate of SCA, in exchange for a 17.0% partnership interest in the Partnership. SCA and SCH now own an aggregate 93.6% partnership interest in the Partnership.

The Note Issuers believe that the terms of the Settlement Agreement are consistent and in compliance with all applicable contractual covenants and obligations to which the Note Issuers are bound including, but not limited to, pursuant to the Credit Agreement and the Indenture with respect to the Senior Subordinated Notes.

ROYALTY AGREEMENT

The Partnership is subject to a royalty agreement under which it will pay a royalty fee of $1 million in each of the first five years commencing at the earlier of the opening of the hotel and casino operations or 18 months following commencement of construction. The royalty agreement and a related golf course agreement will enable the Partnership to use the Summerlin name and will provide the Partnership with up to 50% of the tee times on the adjacent Tournament Players Club at the Canyons golf course. The royalty fee will increase on each fifth anniversary thereafter by an amount equal to 15% of the annual amount paid in the preceding five-year period. The Partnership has the right to secure up to 75% of the tee times by paying an additional $125,000 per year.

HOTEL FRANCHISE LICENSE AGREEMENT

On December 16, 1997, the Partnership entered into a hotel franchise license agreement. The agreement gives the Partnership the right to operate under the name of the franchisor, and to use its trade name, trademarks and systems in connection with nongaming operations.

The term of the license is for 15 years. The Partnership has the right to terminate the agreement effective December 31, 2005 or December 31, 2010 if the franchisor has not met certain numbers of hotels or guest rooms under contract. The franchisor will provide access to its central reservation system in order to facilitate worldwide reservations at the hotel, in addition to providing marketing services. The franchisor will provide training to the employees with respect to the reservation and property management system.

                  The Resort at Summerlin, Limited Partnership
                    Notes to Financial Statements (continued)
                          (a development stage company)


6. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Partnership will pay the following fees:

      -  fixed fee, currently $200 per room per annum;

      - variable fee of 3% of gross room revenue derived from reservations made through the central reservation system;

      -  continuing fee of 1.75% of the hotel's gross revenues, as defined;

      -  a marketing fee of 1.5% of the hotel's gross revenues, as defined; and

      -  certain incidental program costs.

FUTURE DEVELOPMENTS

The Partnership has negotiated the right of first offer with the master developer of Summerlin to develop an additional four designated gaming sites in Summerlin. In the event that the Partnership cannot finance the development of a gaming site under the Credit Agreement or the Indenture, the Partnership has the ability to assign the rights to SCA or an affiliate.

MANAGEMENT FEES

Under the terms of the Partnership's limited partnership agreement, the Partnership is to pay RAS Inc. a monthly fee equal to 3% of monthly net revenues and 6% of EBITDA as compensation for management services provided to the Partnership. This fee cannot exceed 10% of net revenues in any given month and may be restricted by certain covenants in the Credit Agreement and the Indenture.